Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among:

Harland Clarke Holdings Corp.,

a Delaware corporation,

R Acquisition Sub, Inc.,

a Delaware corporation, and

RetailMeNot, Inc.,

a Delaware corporation

Dated as of April 10, 2017

i

ii

Article VI

Conditions to Merger

Section 6.1	Conditions to Each Party’s Obligation to Effect the Merger	56
Section 6.2	Frustration of Closing Conditions	56

Article VII

Termination

Section 7.1	Termination	56
Section 7.2	Effect of Termination	58
Section 7.3	Expense Reimbursement; Termination Fees	59

Article VIII

Miscellaneous Provisions

Section 8.1	Amendment or Supplement	61
Section 8.2	Extension of Time, Waiver, etc	61
Section 8.3	No Survival of Representations and Warranties	61
Section 8.4	Entire Agreement; No Third Party Beneficiary	61
Section 8.5	Applicable Law; Jurisdiction	62
Section 8.6	Specific Enforcement	62
Section 8.7	Assignment	63
Section 8.8	Notices	63
Section 8.9	Severability	64
Section 8.10	Construction	65
Section 8.11	Counterparts; Signatures	65

Annex A	Conditions to the Offer
Exhibit A	Definitions

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of April 10, 2017 (the “Agreement Date”) by and among Harland Clarke Holdings Corp., a Delaware corporation (“Parent”), R Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and RetailMeNot, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

WHEREAS, the respective Boards of Directors of Purchaser, Parent and the Company, have approved this Agreement and the acquisition of the Company by Purchaser upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, pursuant to this Agreement, Purchaser has agreed to commence a tender offer (as may be amended, supplemented or modified, the “Offer”) to purchase all of the outstanding shares of Company Common Stock (such shares of Company Common Stock being hereinafter referred to as the “Shares”), at a price per Share of $11.60 (such amount or any greater amount per Share that may be paid pursuant to the Offer, and as may be adjusted in accordance with this Agreement, the “Offer Price”);

WHEREAS, as soon as practicable following the Acceptance Time, Purchaser will be merged with and into the Company, on the terms and subject to the conditions set forth in this Agreement, with the Company continuing as the Surviving Corporation (the “Merger”), with the Merger to be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), whereby each Share issued and outstanding immediately prior to the Effective Time (other than Shares to be canceled in accordance with Sections 2.5(i) and 2.5(ii) and other than Dissenting Shares) will be converted into the right to receive the Offer Price, payable to the holder in cash, without interest, subject to any withholding of Taxes as contemplated by this Agreement;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable this Agreement and the transactions contemplated hereby and thereby, including the Offer and the Merger on the terms and subject to the conditions set forth herein; (iii) resolved that the Merger shall be effected as soon as practicable following the Acceptance Time without a vote of the Company’s stockholders pursuant to Section 251(h) of the DGCL; and (iv) subject to the terms hereof, resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer (collectively, the “Company Board Recommendation”); and

WHEREAS, the respective Boards of Directors of Purchaser and Parent have unanimously approved and declared advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger;

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE I

THE OFFER

Section 1.1 The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Section 7.1, as promptly as practicable after the Agreement Date, and in any event on or before April 24, 2017 (the date of such commencement, the “Offer Commencement Date”), Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase all of the Shares at a price per share equal to the Offer Price.

(b) The obligation of Purchaser to, and of Parent to cause Purchaser to, accept for payment and pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer shall be subject only to the satisfaction, or waiver by Purchaser or Parent, of (x) the condition (the “Minimum Condition”) that at least that number of shares of Company Common Stock validly tendered and not validly withdrawn prior to the Expiration Date of the Offer (other than shares of Company Common Stock tendered by guaranteed delivery that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer), when added to any shares of Company Common Stock already owned by Purchaser, if any, equals a majority of the then issued and outstanding shares of Company Common Stock, and (y) the other conditions set forth in Annex A (the conditions described in clauses (x) and (y) are collectively referred to as the “Offer Conditions”). Subject to the satisfaction, or waiver by Purchaser or Parent, of the Offer Conditions, Purchaser shall (and Parent shall cause Purchaser to) consummate the Offer in accordance with its terms and accept for payment (the time of such acceptance for payment, the “Acceptance Time”) and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable (and in any event within three Business Days) after the Expiration Date and in any event in compliance with Rule 14e-1(c) under the Exchange Act. The Offer Price payable in respect of each Share validly tendered and not validly withdrawn pursuant to the Offer shall be paid to the seller of such Share in cash, without interest, subject to the deduction or withholding of any Taxes as contemplated in Section 2.9, on the terms and subject to the conditions set forth in this Agreement. The time scheduled for payment for shares of Company Common Stock accepted for payment pursuant to and subject to the conditions of the Offer is referred to in this Agreement as the “Offer Closing”, and the date on which the Offer Closing occurs is referred to in this Agreement as the “Offer Closing Date.”

(c) The Offer shall be made by means of an offer to purchase that describes the terms and conditions of the Offer as set forth in this Agreement. Purchaser and Parent expressly reserve the right to waive (in whole or in part) any Offer Condition at any time and from time to time, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that without the prior written consent of the Company, Purchaser shall not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares to be purchased in the Offer, (iv) amend or modify any of the Offer Conditions in a manner that is adverse to the holders of Shares or impose conditions to the Offer in addition to the Offer Conditions, (v) amend, modify or waive the Minimum Condition, or (vi) extend or otherwise change any time period for the performance of any obligation of Purchaser or Parent (including the Expiration Date) in a manner other than pursuant to and in accordance with this Agreement.

(d) Unless extended as provided in this Agreement, the Offer shall initially be scheduled to expire at midnight, New York City time, at the end of the day on the date that is twenty Business Days (calculated as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) after the Offer Commencement Date (the “Initial Expiration Date”). Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, unless this Agreement shall have been terminated in accordance with Section 7.1, (i) if, at midnight, New York City time, at the end of the day on the Initial Expiration Date or any subsequent date and time as of which the Offer is scheduled to expire, any Offer Condition is not satisfied or, to the extent waivable in accordance with the terms hereof, has not been waived by Purchaser or Parent, Purchaser shall (subject to the rights or remedies of the parties hereto hereunder, including under Article VII), extend (and re-extend) the Offer and its expiration date beyond the Initial Expiration Date (the Initial Expiration Date as it may be extended herein is referred to as the “Expiration Date”) for one or more periods, in consecutive increments of up to ten Business Days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as Parent and the Company may mutually agree) to permit such Offer Condition to be satisfied (it being understood, for the avoidance of doubt, that the Offer shall not be extended pursuant to this clause (i) if all Offer Conditions have been satisfied or waived) and (ii) if, at or prior to midnight, New York City time, at the end of any Expiration Date, Parent delivers a notice (a “Financing Extension Notice”) to the Company representing that the full amount of the Debt Financing has not been funded and would not be available to be funded at the Offer Closing and the Merger Closing if the Expiration Date were not extended, Purchaser may extend (and re-extend) the Offer for one or more periods, in consecutive increments of up to ten Business Days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as Parent and the Company may mutually agree) to permit the funding of the Debt Financing; provided, however, that in no event shall Purchaser (x) be required to extend the Expiration Date to any date beyond the Outside Date or (y) without the prior written consent of the Company be permitted to extend the Expiration Date to any date beyond the Outside Date. Notwithstanding anything herein to the contrary, Purchaser shall, with or without the written consent of the Company, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff, any rule or regulation of NASDAQ or any other applicable Law, in each case, applicable to the Offer.

(e) Purchaser shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company, except in connection with a termination of this Agreement permitted in accordance with the terms of Section 7.1. In the event that this Agreement is terminated pursuant to Section 7.1, whether or not the Expiration Date has occurred, Purchaser shall (and Parent shall cause Purchaser to) promptly (and in any event within twenty-four hours of such termination), irrevocably and unconditionally terminate the Offer, not acquire any Shares pursuant thereto, and cause any depositary acting on its behalf to promptly return in accordance with applicable Law all tendered Shares to the registered holders thereof.

(f) On the Offer Commencement Date, Purchaser and Parent shall (i) file or cause to be filed with the SEC, in accordance with Rule 14d-3 under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the related offer to purchase the Shares pursuant to the Offer, the form of the related letter of transmittal, the summary advertisement and other ancillary Offer documents pursuant to which the Offer will be made and instruments pursuant to which the Offer will be made (collectively, and together with all exhibits, amendments and supplements thereto, the “Offer Documents”); and (ii) cause the Schedule TO and related Offer Documents to be disseminated to holders of Shares in accordance with applicable federal securities Laws. The Company shall promptly furnish to Purchaser and Parent in writing all information concerning the Company and its stockholders that may be required by applicable Law to be set forth in the Offer Documents or reasonably requested in connection with any action contemplated by this Section 1.1(f). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC, and Purchaser and Parent shall give reasonable and good faith consideration to any comments made by the Company and its counsel. Each of Purchaser, Parent and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law. Purchaser and Parent further agree to take all steps necessary to cause the Offer Documents as so corrected (if applicable) to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities Laws. Upon receipt of any written or oral comments by Purchaser, Parent or their counsel from the SEC or its staff with respect to the Offer Documents, or any request from the SEC or its staff for amendments or supplements to the Offer Documents, Purchaser and Parent agree to (i) promptly provide the Company and its counsel with a copy of any such written comments or requests (or a description of any such oral comments or requests); (ii) provide the Company and its counsel a reasonable opportunity to comment on any proposed response thereto, and to give reasonable and good faith consideration to any such comments made by the Company and its counsel; (iii) provide the Company and its counsel an opportunity to participate with Purchaser, Parent or their counsel in any materials discussions or meetings with the SEC or its staff; and (iv) provide the Company with copies of any written comments or responses submitted by Purchaser and Parent in response thereto.

(g) The Offer Price shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, merger, issuer tender offer, exchange of shares or other like change with respect to Company Common Stock occurring on or after the Agreement Date and prior to Purchaser’s acceptance for payment of, and payment for, Company Common Stock tendered in the Offer, and such adjustment to the Offer Price shall provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action and shall as so adjusted from and after the date of such event, be the Offer Price; provided, however, that nothing in this Section 1.1(g) shall be construed to permit the Company to take any action with respect to the Company Common Stock that is prohibited by the terms of this Agreement.

(h) Subject in all respects to the other terms and conditions of this Agreement and the Offer Conditions, Parent shall provide or cause to be provided to Purchaser on a timely basis the funds necessary to purchase any shares of Company Common Stock that Purchaser becomes obligated to purchase pursuant to the Offer.

Section 1.2 Company Actions.

(a) On the date the Offer Documents are filed with the SEC, the Company shall file or cause to be filed with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all exhibits, amendments and supplements thereto, the “Schedule 14D-9”) that, subject to Section 5.3(c) and Section 5.3(d), shall contain and reflect the Company Board Recommendation. The Company shall also include in the Schedule 14D-9 the opinion of the Company Financial Advisor. The Company hereby consents to the inclusion of the Company Board Recommendation in the Offer Documents and to the inclusion of a copy of the Schedule 14D-9 with the Offer Documents mailed or furnished to holders of Shares. Each of Purchaser and Parent shall promptly furnish to the Company in writing all information concerning Purchaser and Parent that may be required by applicable Law to be set forth in the Schedule 14D-9 or reasonably requested in connection with any actions contemplated by this Section 1.2(a). The Company shall cause the Schedule 14D-9 to be filed with the SEC pursuant to this Section 1.2(a) to be disseminated to the Company’s stockholders as and to the extent required by the Exchange Act concurrently with the dissemination of the Schedule TO to the holders of Company Common Stock by Purchaser. Except with respect to any amendments filed in connection with an Acquisition Proposal or after a Change in Company Board Recommendation, the Company agrees to provide Purchaser, Parent and their counsel reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Purchaser, Parent and their counsel. Each of the Company, Purchaser and Parent agrees to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect. The Company further agrees to take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to the Company’s stockholders, in each case as and to the extent required by applicable Law. Upon receipt of any written or oral comments or requests for amendments or supplements by the Company or its counsel from the SEC or its staff with respect to the Schedule 14D-9, the Company agrees to (i) promptly provide Purchaser, Parent and their counsel with a copy of any such written comments or requests for amendments or supplements (or a description of any such oral comments); (ii) provide Purchaser, Parent and their counsel a reasonable opportunity to comment on any proposed response thereto, and to give reasonable and good faith consideration to any such comments made by Purchaser, Parent and their counsel prior to responding to any such comments or requests; and (iii) provide Purchaser or Parent with copies of any written comments or responses submitted by the Company in response thereto.

(b) In connection with the Offer, the Company shall cause its transfer agent to promptly furnish Purchaser and Parent with (i) mailing labels containing the names and addresses of all record holders of Shares; and (ii) security position listings of Shares held in stock depositories, each as of a recent date, and of those persons who become record or beneficial owners subsequent to such date, together with other readily available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of Shares. The Company shall furnish Purchaser and Parent with such additional information, including updated listings and computer files of record holders and beneficial holders of Shares, mailing labels, addresses, and security position listings, and such other assistance as Purchaser, Parent or their agents may reasonably request in communicating the Offer to the record and beneficial holders of Shares.

ARTICLE II

THE MERGER

Section 2.1 Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Purchaser shall be merged with and into the Company, and the separate existence of Purchaser shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

Section 2.2 Effect of the Merger. The Merger shall be effected under Section 251(h) of the DGCL and shall have the effects set forth in the applicable provisions of the DGCL, this Agreement and the Certificate of Merger. The parties hereto agree to take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable following the Acceptance Time, without a vote of stockholders of the Company, in accordance with Section 251(h) of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.3 Closing; Effective Time. Upon the terms and conditions set forth herein, the closing of the Merger (the “Merger Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, on a date to be mutually agreed by the parties as soon as practicable following the Offer Closing, which shall be no later than two Business Days after the satisfaction or waiver of all of the conditions set forth in Article VI and Annex A hereof (other than conditions that by their terms are to be satisfied at the Merger Closing, but subject to the satisfaction or waiver of such conditions at the Merger Closing) unless another time, date or place is agreed to in writing by Parent and the Company. The date on which the Merger Closing occurs is referred to in this Agreement as the “Merger Closing Date.” Subject to the terms and conditions set forth herein, a certificate of merger satisfying the applicable requirements of the DGCL (the “Certificate of Merger”) shall be duly executed by the Company and simultaneously with the Merger Closing shall be filed with the Office of the Secretary of State of the State of Delaware. The Merger shall become effective upon the date and time of the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware or such other date and time as may be mutually agreed upon by Parent and the Company and set forth in the Certificate of Merger (in either case, the “Effective Time”).

Section 2.4 Certificate of Incorporation; Bylaws; Directors and Officers. At the Effective Time:

(a) The certificate of incorporation and the bylaws of the Surviving Corporation shall be amended to be in the form of the certificate of incorporation and bylaws of Purchaser except that the name of the Surviving Corporation shall be “RetailMeNot, Inc.” and the certificate of incorporation and bylaws shall comply with Section 5.6, until thereafter amended in accordance with applicable Law and the applicable provisions of such certificate of incorporation and bylaws; and

(b) the directors and officers of the Surviving Corporation shall from and after the Effective Time until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation be the respective individuals who are directors and officers of Purchaser immediately prior to the Effective Time.

Section 2.5 Conversion and Exchange of Shares. At the Effective Time, by virtue of the Merger and without any further action on the part of Purchaser, Parent, the Company or any stockholder of the Company: (i) all shares of Company Common Stock issued and outstanding and held by the Company or any Company Subsidiary (or held in the Company’s treasury) immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration shall be paid in exchange therefor; (ii) all shares of Company Common Stock issued and outstanding held by Purchaser or Parent or any Subsidiary of Parent immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration shall be paid in exchange therefor; (iii) except as provided in clauses (i) and (ii) above and subject to Section 1.1(g), Section 2.9 and Section 2.10, each share of Company Common Stock outstanding immediately prior to the Effective Time shall be cancelled and retired and automatically converted into the right to receive, for each such share of Company Common Stock, the Offer Price, without any interest thereon (the “Merger Consideration”); and (iv) each share of the common stock, par value $0.001 per share, of Purchaser outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 2.6 Company Equity Awards.

(a) Company Options. Neither Purchaser nor Parent shall assume, continue or substitute for any Company Option any option for Purchaser or Parent stock, in connection with the Offer, Merger or any other Transactions. As of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time, and without any action on the part of any optionholder, each Company Option (whether vested or unvested) shall be canceled, with each former holder of any such canceled Company Option becoming entitled to receive, within five Business Days following the Effective Time, in consideration of the cancellation of such Company Option, an amount in cash (without interest and subject to deduction for any required withholdings and any Tax as contemplated in Section 2.9), equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Option multiplied by (ii) the number of shares of Company Common Stock underlying such Company Option immediately prior to the Effective Time; provided, however, that, if the exercise price per share of any such Company Option is equal to or greater than the Merger Consideration, such Company Option shall be canceled and terminated without any cash payment being made in respect thereof. For purposes of the foregoing, the determination of vesting and the number of shares of Company Common Stock underlying a performance-based Company Option immediately prior to the Effective Time shall be determined in accordance with the applicable award agreement based on actual performance through the date that is three Business Days prior to the Merger Closing Date.

(b) Single-Trigger Company RSUs. As of immediately prior to the Effective Time, and conditioned on the occurrence of the Effective Time, and without any action on the part of any holder of the applicable Company RSU, each Company RSU held by a non-employee director of the Company and the Applicable Percentage of each Specified Company RSU that, in each case, is then-outstanding and unvested shall be converted into an amount in cash (without interest and subject to deduction for any required withholdings and any Tax as contemplated in Section 2.9), equal to the product of (i) the Merger Consideration multiplied by (ii) (A) in the case of a Company RSU held by a non-employee director, the total number of shares of Company Common Stock then underlying such Company RSU, and (B) in the case of a Specified Company RSU, the number of shares of Company Common Stock (rounded up to the nearest whole share) equal to the product of (1) the Applicable Percentage multiplied by (2) the total number of shares of Company Common Stock then underlying such Specified Company RSU, with such amount payable by the Surviving Corporation to each former holder of any such Company RSU within five Business Days following the Effective Time. For purposes of the foregoing, the determination of vesting and the number of shares of Company Common Stock underlying a performance-based Specified Company RSU immediately prior to the Effective Time shall be determined in accordance with the applicable award agreement based on actual performance through the date that is three Business Days prior to the Merger Closing Date.

(c) Other Company RSUs. As of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time, and without any action on the part of any holder of a Company RSU, each Company RSU (other than any Company RSU or any portion of a Company RSU settled pursuant to Section 2.6(b)) that is outstanding as of immediately prior to the Effective Time shall be canceled at the Effective Time, and shall be converted into:

(i) an amount in cash (without interest and subject to deduction for any required withholdings and any Tax as contemplated in Section 2.9), equal to the product of (A) the Merger Consideration multiplied by (B) the applicable Cash Out Number, with such amount payable by the Surviving Corporation to each former holder of any such Company RSU within five Business Days following the Effective Time; and

(ii) the right to receive, on the same vesting schedule (and subject to continued employment through the applicable vesting dates) as the corresponding Company RSU, an amount in cash (without interest and subject to deduction for any required withholding Tax as contemplated in Section 2.9), equal to the product of (A) the Merger Consideration multiplied by (B) the applicable Rollover Number. Except as set forth in this Section 2.6(c)(ii), the cash amounts described in the immediately preceding sentence shall be subject to the same terms and conditions (including continued service through the applicable vesting dates) as applied to the corresponding Company RSU converted pursuant to this Section 2.6(c)(ii) immediately prior to the Effective Time; provided, however, that any such awards that were subject to performance-based vesting shall vest solely on the basis of service following the Effective Time.

(iii) Any portion of a performance-based Company RSU that is not deemed to be earned in accordance with (A) Section 2.6(b) or this Section 2.6(c) and (B) the applicable award agreement will be terminated as of the Effective Time for no consideration.

(iv) For purposes of this Agreement: (A) “Total Number” means, (1) for each service-based Company RSU, the number of shares of Company Common Stock underlying such Company RSU immediately prior to the Effective Time, and (2) for each performance-based Company RSU, the number of shares of Company Common Stock underlying such Company RSU as determined in accordance with the applicable award agreement based on actual performance through the date that is three Business Days prior to the Merger Closing Date; provided, however, that for purposes of any Specified Company RSU, the Total Number shall be reduced by the portion of such Specified Company RSU settled pursuant to Section 2.6(b); (B) “Rollover Number” means, for each Company RSU, the number of shares of Company Common Stock (rounded up to the nearest whole number of shares) equal to the product of (1) the Total Number multiplied by (2) the Rollover Factor; (C) “Cash Out Number” means, for each Company RSU, the number of shares of Company Common Stock equal to (1) the Total Number minus (2) the Rollover Number; and (D) “Rollover Factor” means a number, carried out to four decimal places, equal to the quotient of (1) $30,000,000 divided by (2) the product of (x) the Merger Consideration multiplied by (y) the excess of the total number of shares of Company Common Stock underlying Company RSUs immediately prior to the Effective Time, after giving effect to the determination of performance with respect to all performance-based Company RSUs, over the number of shares of Company Common Stock underlying any Company RSU (or portion thereof) settled pursuant to Section 2.6(b).

(v) For the avoidance of doubt, for each Company RSU, the allocation between the Cash Out Number and the Rollover Number shall occur with respect to each unvested tranche of such Company RSU.

(d) Company ESPP. Promptly following the date of this Agreement, the Company Board (or, if applicable, any committee thereof administering the Company ESPP) shall adopt such resolutions or take such other necessary actions to provide that, with respect to any outstanding Offering Period(s) (as such term is defined in Section 2.1(p) of the Company ESPP) under the Company ESPP as of the Agreement Date, (i) no participant in the Company

ESPP may increase the percentage amount of his or her payroll deduction election from that in effect on the Agreement Date for such Offering Period(s) and no new participants may participate in the ESPP; (ii) following the purchase of Company Common Stock pursuant to any Offering Period(s) that end prior to the Effective Time, no new Offering Period shall be commenced under the Company ESPP prior to the Effective Time; (iii) any such Offering Period(s) under the Company ESPP that do not end prior to the Effective Time shall terminate and a Purchase Date (as such term is defined in Section 2.1(x) of the Company ESPP) shall occur under the Company ESPP immediately prior to the Effective Time with respect to such Offering Period(s) (the “Shortened Offering Period”); and (iv) immediately prior to, and subject to the occurrence of the Effective Time, the Company ESPP shall terminate.

(e) Further Actions. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering any Stock Plan) shall take such actions as are necessary to approve and effectuate the foregoing provisions of this Section 2.6, including making any determinations and/or resolutions of the Company Board or a committee thereof or any administrator of a Stock Plan as may be necessary and delivering appropriate notices. The Company shall provide Parent with documentation evidencing the completion of the foregoing actions (the form and substance of such documentation shall be subject to review and approval by Parent, such approval not to be unreasonably withheld, conditioned or delayed) not later than the Business Day preceding the Effective Time.

(f) Certain Tax Matters. Notwithstanding anything to the contrary contained in this Agreement, any payment in respect of any Company RSU that immediately prior to such cancellation was treated as “nonqualified deferred compensation” subject to Section 409A of the Code shall be made on the applicable settlement date or dates for such Company RSU, as applicable, in accordance with the terms of the existing applicable award agreement if required in order to comply with Section 409A of the Code.

Section 2.7 Closing of the Company’s Transfer Books. At the Effective Time, (a) all shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (including any Dissenting Shares) shall automatically be canceled and retired and shall cease to exist, and all holders of certificates representing shares of Company Common Stock (each, a “Company Stock Certificate”), and all holders of book-entry Shares representing such shares of Company Common Stock (each, a “Book Entry Share”), that were outstanding immediately prior to the Effective Time shall, in each case, cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time.

Section 2.8 Surrender of Certificates.

(a) On or prior to the Merger Closing Date, Parent shall select a reputable bank or trust company reasonably acceptable to the Company to act as payment agent in the Merger (the “Payment Agent”). At the Effective Time or as promptly as practicable thereafter (but in no event later than 9:00 a.m., New York City time, on the Business Day following the Effective Time), Parent shall deposit with the Payment Agent cash sufficient to pay the aggregate Merger Consideration payable pursuant to Section 2.5. The cash amount so deposited with the Payment Agent is referred to as the “Payment Fund.” The Payment Agent will invest the funds included in the Payment Fund in the manner directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available). Any interest or other income resulting from the investment of such funds shall be the property of Parent.

(b) Within five Business Days after the Effective Time, the Payment Agent will mail to the Persons who were record holders of Company Stock Certificates or Book Entry Shares immediately prior to the Effective Time (other than to holders of Dissenting Shares to the extent such holders do not also hold Shares that are not Dissenting Shares): (i) a letter of transmittal in customary form reasonably acceptable to the Company that shall specify that delivery of such Company Stock Certificates or transfer of such Book Entry Shares shall be deemed to have occurred, and risk of loss and title to the Company Stock Certificates or Book Entry Shares, as applicable, shall pass, only upon proper delivery of the Company Stock Certificates (or affidavits of loss in lieu thereof) or transfer of the Book Entry Shares to the Payment Agent and (ii) instructions for use in effecting the surrender of Company Stock Certificates or transfer of the Book Entry Shares in exchange for Merger Consideration. Upon surrender of a Company Stock Certificate to the Payment Agent for exchange, together with a duly completed and validly executed letter of transmittal or receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer to the Payment Agent as the Payment Agent may reasonably request) in the case of Book Entry Shares, together with a duly completed and validly executed letter of transmittal or, in each case, such other documents as may be reasonably required by the Payment Agent or Parent: (A) the holder of such Company Stock Certificate or Book Entry Share shall be entitled to receive in exchange therefor, subject to any required withholding of Taxes as contemplated by Section 2.9, the Merger Consideration; and (B) the Company Stock Certificate or Book Entry Share so surrendered shall be canceled. Until surrendered as contemplated by this Section 2.8(b), each Company Stock Certificate or Book Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive Merger Consideration as contemplated by Section 2.5. No interest shall be paid or accrued on the cash payable upon the surrender or transfer of any Company Stock Certificate or Book Entry Share. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent or the Payment Agent may, in its discretion and as a condition precedent to the payment of any Merger Consideration with respect to the shares of Company Common Stock previously represented by such Company Stock Certificate, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against the Payment Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate. Upon the making of such affidavit and delivering such bond, the Payment Agent will issue, in exchange for such lost, stolen or destroyed Company Stock Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Company Stock Certificate as contemplated under this Article II.

(c) Any portion of the Payment Fund that remains unclaimed or undistributed to holders of Company Stock Certificates or Book Entry Shares as of the date that is 12 months after the Merger Closing Date shall be delivered to Parent upon demand, and any holders of Company Stock Certificates (other than with respect to any Dissenting Shares) who have not surrendered their Company Stock Certificates or Book Entry Shares in accordance with this Section 2.8 prior to that time shall thereafter look only to Parent for satisfaction of their claims for the Merger Consideration pursuant to this Section 2.8. Any amounts remaining unclaimed by holders of shares of Company Common Stock two years after the Effective Time (or, if earlier, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Body) shall become, to the extent permitted by applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto. Notwithstanding anything herein to the contrary, neither Parent nor the Surviving Corporation shall be liable to any holder of any Company Stock Certificate or to any other Person with respect to any Merger Consideration delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

Section 2.9 Withholding Rights. Each of the Payment Agent, Purchaser, Parent and the Surviving Corporation shall be entitled to deduct and withhold from the Offer Price, Merger Consideration or any other payments made in connection with this Agreement, as applicable, payable to any holder of any shares of Company Common Stock, any holder of any Company Equity Award or any other recipient pursuant to this Agreement such amounts as are required to be deducted or withheld from such consideration under the Code or any provision of state, local or foreign Tax Law or under any other applicable Law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

Section 2.10 Dissenting Shares.

(a) Notwithstanding anything to the contrary contained in this Agreement, shares of Company Common Stock held by a holder who has properly made and perfected a demand for appraisal of such shares in accordance with Section 262 of the DGCL (any such shares being referred to as “Dissenting Shares” until such time as such holder effectively withdraws or fails to perfect or otherwise loses such holder’s appraisal rights under Section 262 of the DGCL with respect to such shares) shall not be converted into or represent the right to receive Merger Consideration in accordance with Section 2.5, but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares. At the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL.

(b) If any Dissenting Shares shall lose their status as such (through failure to perfect or otherwise), then, as of the later of the Effective Time or the date of loss of such status, such shares shall automatically be converted into and shall represent only the right to receive the Merger Consideration in accordance with Section 2.5, without interest thereon, upon surrender of the Company Stock Certificate representing such shares or transfer of such Book Entry Share, as the case may be, in accordance with Section 2.8.

(c) The Company shall give Parent: (i) prompt written notice of (A) any demand for appraisal received by the Company prior to the Effective Time pursuant to the DGCL; (B) any withdrawal or attempted withdrawal of any such demand; and (C) any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL; and (ii) the opportunity and right to control any and all negotiations and proceedings with respect to any such demand, notice or instrument; provided that neither party shall, without the prior written consent of the other party, voluntarily make any payment with respect to, or settle, or offer to settle, any such demands or applications, or waive any failure to timely deliver a written demand for appraisal or agree to do any of the foregoing. Each holder of Dissenting Shares who becomes entitled under Section 262 of the DGCL to receive payment of the “fair value” for such holder’s shares shall receive such payment therefor from the Surviving Corporation after giving effect to any withholdings or deductions required by applicable Law (but only after the amount thereof shall have been finally determined pursuant to the DGCL).

Section 2.11 Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take and shall take such action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the reports, schedules, forms, statements and other documents (including exhibits and all information incorporated by reference) filed by the Company with the United States Securities and Exchange Commission (the “SEC”) since January 1, 2014 and at least five Business Days prior to the Agreement Date (but without giving effect to any amendment to any such document filed later than five Business Days prior to the Agreement Date), other than any information that is contained under the captions “Risk Factors” or “Forward-Looking Statements” solely to the extent such information is primarily predictive, cautionary or forward-looking in nature (in each case, each, an “Available Company SEC Document”) or (ii) the Company Disclosure Letter (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein, provided that any disclosure set forth with respect to any particular section shall be deemed to be disclosed in reference to all other applicable sections of this Agreement if the disclosure in respect of the particular section is sufficient on its face to inform Parent of the information required to be disclosed in respect of such other sections and the applicability of the disclosure to such other sections) delivered by the Company to Parent on the Agreement Date (the “Company Disclosure Letter”), the Company hereby represents and warrants to Purchaser and Parent as follows:

Section 3.1 Organization.

(a) Each of the Company and the Subsidiaries of the Company (the “Company Subsidiaries”) is a corporation, limited liability company or limited partnership duly organized, validly existing and, where applicable, in good standing under the laws of the jurisdiction of its organization. Each of the Company and the Company Subsidiaries is duly qualified and/or licensed to do business as a foreign corporation, limited liability company or limited partnership, and, where applicable, is in good standing in each jurisdiction in which the nature of the business conducted by it or the leasing of properties makes such qualification or licensing necessary, except where the failure to be so qualified or to be in good standing would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(b) Each of the Company and the Company Subsidiaries has all requisite power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals (collectively, the “Permits”) and has made all filings required under applicable Law necessary to enable it to own, operate and lease its properties and to carry on its business as now conducted, except for such Permits or filings, the lack of which, would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(c) The copies of the amended and restated certificate of incorporation and amended and restated bylaws of the Company which are included as Section 3.1(c) of the Company Disclosure Letter (the “Company Charter Documents”), are complete and correct copies of such documents and contain all amendments thereto as in effect on the Agreement Date. For each Significant Subsidiary, the Company has made available to Parent true and correct copies of the articles of incorporation (including any certificate of designations), bylaws or like organizational documents, each as amended to the Agreement Date. Neither the Company nor any Significant Subsidiary is in violation of any of the provisions of the certificate of incorporation or by-laws (or equivalent constituent documents), including all amendments thereto, of such entity, except where such violation would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 150,000,000 shares of Company Common Stock, par value $0.001 per share, (ii) 6,107,494 shares of Series 2 Common Stock, par value $0.001 per share, (“Series 2 Common Stock”) and (iii) 10,000,000 shares of preferred stock, par value $0.001 per share, (“Company Preferred Stock”). As of the close of business on April 6, 2017 (the “Capitalization Date”): (A) 48,304,216 shares of Company Common Stock were issued and outstanding; (B) no shares of Series 2 Common Stock were issued or outstanding; (C) no shares of Company Preferred Stock were issued or outstanding; (D) 0 shares of Company Common Stock were held by the Company in its treasury; (E) there were outstanding service-based Company Options to purchase 3,855,648 shares of Company Common Stock, whether or not presently exercisable; (F) there were outstanding performance-based Company Options to purchase 102,100 shares of Company Common Stock (assuming applicable performance conditions are satisfied at target performance)

and 204,200 shares of Company Common Stock (assuming applicable performance conditions are satisfied at maximum performance), whether or not presently exercisable; (G) 4,505,073 shares of Company Common Stock were subject to issuance pursuant to outstanding service-based Company RSUs; (H) 709,424 shares of Company Common Stock (assuming applicable performance conditions are satisfied at target performance) and 887,736 shares of Company Common Stock (assuming applicable performance conditions are satisfied at maximum performance) were subject to issuance pursuant to outstanding performance-based Company RSUs; (I) 11,895,921 shares of Company Common Stock were reserved for future issuance under the Stock Plans (including upon exercise of the Company Options (assuming, in the case of performance-based Company Options, that applicable performance conditions are satisfied at target performance) and settlement of the Company RSUs (assuming, in the case of performance-based Company RSUs, that applicable performance conditions are satisfied at target performance)); (J) 1,560,513 shares of Company Common Stock were reserved for future issuance under the Company ESPP; and (K) there were no warrants to purchase shares of Company Common Stock outstanding. Such issued and outstanding shares of Company Common Stock have been, and all shares that may be issued pursuant to any Stock Plan or as contemplated or permitted by this Agreement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, or in the case of shares that have not yet been issued, will be, fully paid and nonassessable and free of preemptive rights. The Company has made available to Parent or its counsel accurate and complete copies of the Stock Plans and the forms of agreement for stock options, performance stock options, performance restricted stock units and restricted stock units evidencing the Company Equity Awards. Section 3.2(a) of the Company Disclosure Letter sets forth, as of the close of business on the Capitalization Date, each outstanding Company Equity Award and to the extent applicable, the name of the holder thereof, the country of residence of the holder thereof, the number of shares of Company Common Stock issuable thereunder, the expiration date, the exercise or conversion price relating thereto, the grant date, the vesting schedule, whether or not it is subject to performance-based vesting, the amount vested and outstanding, the amount unvested and outstanding, whether such award is subject to any “single-trigger” acceleration provisions, whether such award is subject to any “double-trigger” acceleration provisions, and the Stock Plan pursuant to which the award was made (if applicable). The Stock Plans and the Company ESPP are the only plans or programs the Company or any Company Subsidiaries has maintained under which stock options, performance stock options, restricted stock, restricted stock units, performance stock units or other compensatory equity or equity-based awards have been granted and remain outstanding or may be granted. Since the Capitalization Date, the Company has not authorized the creation or issuance of, or issued, or authorized or effected any split-up or any other recapitalization of, any of its capital stock, or directly or indirectly redeemed, purchased or otherwise acquired any of its outstanding capital stock. The Company has not heretofore agreed to take any such action, and there are no outstanding contractual obligations of the Company of any kind to redeem, purchase or otherwise acquire any outstanding shares of capital stock of the Company. Other than the Company Common Stock, there are no outstanding bonds, debentures, notes or other indebtedness or securities of the Company having the right to vote (or, other than the outstanding Company Equity Awards or rights under the Company ESPP, convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Neither the Company nor any Company Subsidiary is a party to any Contracts relating to the voting of any Company securities or securities of any wholly-owned Company Subsidiary.

(b) Except as set forth in Section 3.2(a), (i) as of Capitalization Date, no shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding, and (ii) there are no outstanding securities, options, equity or equity-based compensation, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of the Company Subsidiaries is a party or by which any of them is bound obligating the Company or any of the Company Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or of any of the Company Subsidiaries or obligating the Company or any of the Company Subsidiaries to issue, grant, extend or enter into any such security, option, equity or equity-based compensation, warrant, call, right, commitment, agreement, arrangement or undertaking.

Section 3.3 Authorization; No Conflict.

(a) Assuming the accuracy of Parent’s and Purchaser’s representations in Section 4.12, (i) the Company has the requisite corporate power and authority to enter into and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party, to carry out its obligations hereunder and thereunder and, assuming the Transactions are consummated in accordance with Section 251(h) of the DGCL, to consummate the transactions contemplated hereby, including the Transactions, and (ii) no other corporate proceedings on the part of the Company or any of the Company Subsidiaries are necessary to authorize the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions have been duly authorized by the Company Board. This Agreement has been duly executed and delivered by the Company and assuming due execution and delivery by Parent and Purchaser constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, subject to bankruptcy, insolvency or similar Laws affecting the enforcement of creditors rights generally and equitable principles of general applicability.

(b) The Company Board, at a meeting duly called and held, and as of the Agreement Date not subsequently rescinded or modified in any way, duly and unanimously adopted resolutions (i) approving the execution, delivery and performance of this Agreement and the Transactions, (ii) determining that the terms of the Offer, the Merger and the other Transactions are fair to and in the best interests of the Company and its stockholders, (iii) recommending that the holders of Company Common Stock accept the Offer, tender their shares of Company Common Stock to Purchaser pursuant to the Offer and, to the extent applicable, adopt this Agreement and approve the Merger; and (iv) declaring that this Agreement and the Transactions are advisable.

(c) Neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the Transactions nor compliance by the Company with any of the provisions herein will (i) result in a violation or breach of or conflict with the certificate or articles of incorporation or bylaws or other similar organizational documents of the Company, (ii) result in a violation or breach of or conflict with the certificate or articles of incorporation or bylaws or other similar organizational documents of any of the Company Subsidiaries, (iii) require a consent by any Person under, contravene or conflict with or result in a violation or breach of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by the Company under, or result in a right of termination or acceleration under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets owned or operated by the Company or any Company Subsidiaries pursuant to the terms, conditions or provisions of, any Contract to which the Company or any Company Subsidiary is a party or under or by which the Company or any Company Subsidiary is bound or (iv) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (d) below, violate any judgment, ruling, order, writ, injunction or decree (“Judgment”) or any Law applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets, other than any such event described in items (ii) or (iii) which individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(d) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Body is necessary to be obtained or made by the Company or any Company Subsidiary in connection with the Company’s execution, delivery and performance of this Agreement or the consummation by the Company of the Transactions, except for (i) compliance with the DGCL, with respect to the filing of the Certificate of Merger, (ii) compliance with and filings pursuant to the HSR Act, (iii) compliance with the applicable requirements of the Exchange Act, including the filing with the SEC of (x) the Schedule 14D-9 and (y) any information statement required in connection with the Offer under Rule 14f-1 under the Exchange Act (together with any amendments or supplements thereto, the “Information Statement”), (iv) compliance with the rules and regulations of The NASDAQ Market, LLC (“NASDAQ”), (v) compliance with the “blue sky” laws of various states, and (vi) any consent, approval, order, authorization, registration, declaration or filing required pursuant to any Contract between the Company or any Company Subsidiary and a Governmental Body entered into in the ordinary course with respect to Company Products, and except where the failure to obtain or take such action would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.4 Subsidiaries.

(a) The Company Subsidiaries and their respective jurisdictions of organization are identified in Section 3.4(a) of the Company Disclosure Letter.

(b) All of the outstanding shares of capital stock or other equity securities of, or other ownership interests in, each Company Subsidiary are, where applicable, duly authorized, validly issued, fully paid and nonassessable, and such shares, securities or interests are owned by the Company or by a Company Subsidiary free and clear of any Liens (other than Permitted Liens) or limitations on voting rights. There are no subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character relating to the issuance, transfer, sales, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) for any of the capital stock or other equity interests of, or other ownership interests in, any Company Subsidiary. There are no agreements requiring the Company or any Company Subsidiary to make contributions to the capital of, or lend or advance funds to, any Company Subsidiary. Except for equity interests in the Company Subsidiaries, the Company does not own, directly or indirectly, any material capital stock and/or other ownership interest in any Person. No Company Subsidiary owns any shares of capital stock of the Company.

Section 3.5 SEC Reports and Financial Statements; No Undisclosed Liabilities.

(a) Since December 31, 2013, the Company has timely filed with the SEC all forms, reports, schedules, registration statements, definitive proxy statements and other documents (collectively, including all exhibits thereto, the “Company SEC Reports”) required to be filed by the Company with the SEC. As of their respective filing dates, and giving effect to any amendments or supplements thereto filed prior to the Agreement Date, the Company SEC Reports complied in all material respects as to form with the requirements of the Securities Act, the Exchange Act, and the respective rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Reports, and none of the Company SEC Reports contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information filed or furnished by the Company to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. None of the Company Subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to Section 13 or 15 of the Exchange Act. As of the Agreement Date, there are no outstanding or unresolved written comments from the SEC with respect to the Company SEC Reports. As of the date of this Agreement, to the Knowledge of the Company, none of the Company SEC Reports filed on or prior to the date hereof is the subject of ongoing SEC review.

(b) Each of the financial statements (including, in each case, any related notes and schedules thereto) (collectively, the “Company Financial Statements”) of the Company contained in the Company SEC Reports, as of their respective dates of filing with the SEC (or, if such Company SEC Reports were amended prior to the Agreement Date, the date of the filing of such amendment, with respect to the consolidated financial statements that are amended or restated therein) present fairly in all material respects the consolidated financial position and the consolidated results of operations and cash flows of the Company and the Company Subsidiaries as of the dates or for the periods presented therein in accordance with GAAP applied on a consistent basis during the periods involved (subject, in the case of unaudited statements, to normal year-end adjustments and except as indicated in the notes to such Company Financial Statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited Company Financial Statements may not contain footnotes and are subject to normal year-end adjustments) and all applicable accounting requirements and the published rules and regulations of the SEC with respect thereto.

(c) Except as reflected in the Company Financial Statements or for liabilities incurred since December 31, 2016 in the ordinary course of business consistent with past practice, neither the Company nor any of the Company Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(d) With respect to each annual report on Form 10-K, each quarterly report on Form 10-Q and each amendment of any such report included in the Company SEC Reports filed since January 1, 2013, the principal executive officer and principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company) have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct as of their respective dates.

(e) Except as permitted by the SEC with respect to newly acquired businesses (as defined in Article 11-01(d) of Regulation S-X), the Company’s system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is sufficient in all material respects to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States, (ii) that receipts and expenditures are executed in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that would materially affect the Company’s financial statements.

(f) The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed to ensure that (i) all information (both financial and nonfinancial) required to be disclosed by the Company in the reports that it files or submits under the Securities Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC, and (ii) all such information is accumulated and communicated to the Company’s management or to other individuals responsible for preparing such reports as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports.

(g) The Company is in compliance in all material respects with all current listing and corporate governance requirements of NASDAQ, and is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act.

(h) Section 3.5(h) of the Company Disclosure Letter sets forth a true and complete schedule of all Indebtedness of the Company and the Company Subsidiaries as of the Agreement Date.

Section 3.6 Absence of Material Adverse Effect and Certain Changes. Since December 31, 2016:

(a) the Company and the Company Subsidiaries have conducted their business in the ordinary course of business consistent with past practice;

(b) there has not been or occurred any fact, circumstance, event, condition, change, occurrence or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; and

(c) through the Agreement Date, neither the Company nor any Company Subsidiary has taken any action that would, if taken after the Agreement Date, be prohibited by subclauses (i)(A), (iv), (v) or (xviii) of Section 5.2(b).

Section 3.7 Litigation; Investigations. Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened, to which the Company, any of the Company Subsidiaries or any of the Company’s directors, officers or employees in such capacity is a party; (ii) there are no Judgments of any Governmental Body or arbitrator outstanding against the Company, any of the Company Subsidiaries or any of the Company’s directors, officers or employees in such capacity; and (iii) there are no investigations, proceedings or actions by any Governmental Body pending or, to the Knowledge of the Company, threatened against the Company, any of the Company Subsidiaries or any of the Company’s directors, officers or employees in such capacity.

Section 3.8 Information Supplied. Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s stockholders in connection with the Transactions, including the Schedule 14D-9 and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply in all material respects with the applicable requirements of the Exchange Act. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in the Schedule 14D-9 or the Information Statement, if applicable, will, at the date it is disseminated or, as applicable, first mailed to the holders of Company Common Stock, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Purchaser or Parent in writing specifically for inclusion or incorporation by reference in the Schedule 14D-9.

Section 3.9 Broker’s or Finder’s Fees. Except for Qatalyst Partners LP (the “Company Financial Advisor”) no agent, broker, Person or firm acting on behalf of the Company or any Company Subsidiary or under the Company’s or any Company Subsidiary’s authority is or will be entitled to any advisory, commission or broker’s or finder’s fee or commission from any of the parties hereto in connection with any of the Transactions. The Company has provided Parent with a true and correct copy of the Company’s engagement letter (including any amendments thereto) with the Company Financial Advisor.

Section 3.10 Company Plans.

(a) Section 3.10(a) of the Company Disclosure Letter sets forth a complete and correct list of each material Company Plan.

(b) The Company has made available to Parent a true, correct and complete copy of: (i) with respect to each Company Plan, each written Company Plan and all amendments thereto and, with respect to any unwritten Company Plan, a written description of the material provisions thereof, and (ii) with respect to each Company Employee Benefit Plan, (A) each current trust agreement, insurance contract or policy, group annuity contract or any other funding arrangement (B) the most recent Annual Report (Form 5500 Series) including all applicable schedules, if any; (C) the most recent actuarial report, financial report or valuation report, (D) the current summary plan description and any material modifications thereto, if any, or any written summary provided to participants with respect to any plan for which no summary plan description exists; (E) the most recent determination letter (or, if applicable, advisory or opinion letter) from the Internal Revenue Service, if any; and (F) all material notices given to such Company Employee Benefit Plan or the Company by a Governmental Body relating to such Company Employee Benefit Plan.

(c) Each Company Employee Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has been the subject of a favorable determination letter (or, if applicable, may rely on a favorable advisory or opinion letter) from the Internal Revenue Service that has not been revoked, and to the Knowledge of the Company, no event has occurred and no condition exists that would reasonably be expected to adversely affect the qualified status of any such Company Employee Benefit Plan or result in the imposition of any material liability, penalty or Tax under ERISA or the Code.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Plan has been established, operated, maintained and administered in accordance with its provisions and in compliance with all applicable Laws, including ERISA and the Code; (ii) all payments and contributions required to be made under the terms of any Company Plan and applicable Law have been timely made or the amount of such payment or contribution obligation has accrued in accordance with GAAP; and (iii) there are no actions, suits, audits or investigations by any Governmental Body, termination proceedings or other claims (except routine claims for benefits payable under the Company Plans) pending or, to the Knowledge of the Company, threatened with respect to any Company Plan.

(e) Neither the Company, any Company Subsidiary nor any of their respective ERISA Affiliates sponsors, maintains, contributes to or is obligated to contribute to, or has within the past six years sponsored, maintained, contributed to or been obligated to sponsor, maintain or contribute to: (i) a “multiemployer plan,” as defined in Section 3(37) or Section 4001(a)(3) of ERISA; (ii) an employee benefit plan that is subject to Section 302 of ERISA, Title IV of ERISA or Section 412, 430 or 4971 of the Code; or (iii) a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA. During the immediately preceding six years, no liability under Section 302 or Title IV of ERISA has been incurred by the Company, any Company

Subsidiary or any of their respective ERISA Affiliates or their respective predecessors that has not been satisfied in full, and no condition exists that presents a risk to the Company, the Company Subsidiaries or any such ERISA Affiliates of incurring any such liability.

(f) No Company Plan provides health insurance, life insurance or death benefits to current or former employees of the Company or any Company Subsidiaries beyond their retirement or other termination of service, other than as required by Section 4980B of the Code or similar state Laws.

(g) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event): (i) entitle any current or former employee, officer, director or independent contractor of the Company or any Company Subsidiaries to any payment or benefit (or result in the funding of any such payment or benefit) under any Company Plan; (ii) increase the amount of any compensation, equity award or other benefits otherwise payable by the Company or any Company Subsidiaries under any Company Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any compensation, equity award or other benefits under any Company Plan; (iv) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee, officer, director or independent contractor of the Company or any Company Subsidiaries; or (v) limit or restrict the right of the Company or any Company Subsidiary to merge, amend or terminate any Company Plans.

(h) Neither the Company nor any Company Subsidiary is a party to, or is otherwise obligated under, any plan, policy, agreement or arrangement that provides for a “gross-up,” reimbursement or similar payment in respect of any Taxes that may become payable under Sections 409A or 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax).

(i) All Company Plans maintained pursuant to the Laws of a country other than the United States and all plans or arrangements applicable to employees outside the United States that are mandated by applicable Law (i) have been maintained in all material respects in accordance with all applicable requirements (including applicable Law), (ii) that are intended to qualify for special Tax treatment meet all material requirements for such treatment, and (iii) that are required to be funded and/or book-reserved are funded and/or book-reserved, as appropriate, in accordance with GAAP and, if required, applicable Law.

Section 3.11 Opinion of Financial Advisor. The Company Board has received from the Company Financial Advisor an opinion to the effect that, as of the date of the opinion and subject to the qualifications, considerations, assumptions and limitations set forth therein, the Offer Price is fair, from a financial point of view, to the holders of the Company Common Stock (other than Parent and its Affiliates). A true, correct and complete copy of such opinion was, or immediately after the execution and delivery of this Agreement will be, delivered to Parent for informational purposes only. The Company has been authorized by the Company Financial Advisor to permit the inclusion of such opinion in the Schedule 14D-9.

Section 3.12 Taxes.

(a) Except as would not reasonably be expected to have (individually or in the aggregate) a Company Material Adverse Effect, each of the Company and Company Subsidiaries has timely filed all Tax Returns required to be filed by it in the manner prescribed by applicable Law and all such Tax Returns are true, complete and correct in all material respects.

(b) All material Taxes of each of the Company and Company Subsidiaries (whether or not shown to be due and payable on any Tax Return) have been timely paid in full and the Company and each Company Subsidiary has made adequate provision (or adequate provision has been made on its behalf) for all accrued Taxes not yet due. The accruals and reserves for Taxes reflected in the Company’s Form 10-K for the fiscal year ended December 31, 2016 have been determined in accordance with GAAP on a consistent basis throughout the applicable prior periods. There are no Liens on any of the assets, rights or properties of the Company or any Company Subsidiary with respect to Taxes, other than Permitted Liens.

(c) All material Taxes required to be withheld, collected or deposited by or with respect to the Company or any Company Subsidiary have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant Governmental Body.

(d) There is no claim, audit, action, suit, proceeding, examination, assessment, proposed adjustment, outstanding request for information, investigation or other administrative or judicial proceeding ongoing, currently pending or threatened in writing against or with respect to the Company or any Company Subsidiary in respect of any material Tax or material Tax asset. All written assessments for Taxes due with respect to any completed or settled examinations or any concluded litigation have been paid in full.

(e) Neither the Company nor any of the Company Subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any material Tax, which waiver or extension has not since expired.

(f) Neither the Company nor any Company Subsidiary has been a party to a “listed transaction” within the meaning of Section 1.6011-4(b)(2) of the Treasury Regulations promulgated under the Code (the “Treasury Regulations”).

(g) Neither the Company nor any Company Subsidiary is a party to any material Tax sharing agreement, Tax indemnity obligation, Tax allocation or similar agreement (other than Contracts (i) entered into in the ordinary course of business, and (ii) not primarily related to Taxes), or any advance pricing agreement, closing agreement or other material agreement relating to Taxes entered into with any Governmental Body.

(h) Neither the Company nor any Company Subsidiary has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code or an analogous provision of state, local or non-U.S. law) filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which was the Company). Neither the Company nor any Company Subsidiary has any liability for Taxes of any person (other than the

Company or the Company Subsidiaries) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or non-U.S. law, or as a transferee or successor.

(i) Within the past five years, neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(j) No written claim has been made by any Governmental Body in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or any Company Subsidiary is required to file a Tax Return in that jurisdiction, which remains unresolved.

Section 3.13 Environmental Matters.

(a) Except as would not reasonably be expected to have a Company Material Adverse Effect:

(i) The Company and the Company Subsidiaries have been and are otherwise in compliance with all applicable Environmental Laws and there are no pending or, to the Knowledge of the Company, threatened demands, claims, information requests or notices of noncompliance or violation regarding the Company or any Company Subsidiary relating to any liability under or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment or any other response, action, or compliance under, any Environmental Law.

(ii) To the Knowledge of the Company, there are no conditions on any real property owned, leased or operated by the Company or any Company Subsidiary that would reasonably be expected to give rise to any violation of or result in any liability under any Environmental Laws.

(iii) All permits, notices, approvals and authorizations, if any, required to be obtained or filed in connection with the operation of the Company’s and the Company Subsidiaries’ businesses and the operation or use of any real property owned, leased or operated by the Company or any Company Subsidiary have been duly obtained or filed, are currently in effect, and the Company and the Company Subsidiaries are in compliance with the terms and conditions of all such permits, notices, approvals and authorizations.

(b) As used in this Agreement, “Environmental Laws” shall mean any Federal, foreign, state and local Law or legal requirement, including regulations, orders, permits, licenses, approvals, ordinances, directives and the common Law, pertaining to pollution, the environment, the protection of the environment or human health and safety, including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act (“RCRA”), the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the Occupational Safety and Health Act, the Toxic Substances Control Act, the Hazardous Materials Transportation Act, the Safe Drinking Water Act, the Federal Insecticide, Fungicide, and

Rodenticide Act, the Emergency Planning and Community Right-to-Know Act and any similar Federal, foreign, state or local Law relating to or imposing liability or standards of conduct for protection of the environment or human health and safety.

Section 3.14 Compliance with Laws; Permits.

(a) The Company and the Company Subsidiaries (i) are, and since April 1, 2014, have been, in compliance with all Laws applicable to the Company or the Company Subsidiaries or by which any of their respective properties or businesses are bound or any regulation issued under any of the foregoing and (ii) since April 1, 2014, have not been notified by any Governmental Body of any violation, or any investigation with respect to any such Law, in each case, except for any such noncompliance, violation or investigation that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and each of the Company Subsidiaries are, and since April 1, 2014, have been, in compliance in all material respects with United States and foreign export control laws and regulations, including: the United States Export Administration Act and implementing Export Administration Regulations; the Arms Export Control Act and implementing International Traffic in Arms Regulations; and the various economic sanctions laws administered by OFAC, applicable to its export transactions, in each case, except for any such violation that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Without limiting the foregoing, there are no pending or, to the Knowledge of the Company, threatened claims or investigations by any Governmental Body of potential violations against the Company or any Company Subsidiary with respect to export activity or licenses or other related approvals, in each case, except with respect to any such violation that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The Company is in compliance, to the extent applicable, with the Bank Secrecy Act and its implementing regulations, state money services Laws, state and federal gift card Law, state unclaimed property Law, and the NACHA Operating Rules and Guidelines and other payment system rules, in each case, except for any such violation that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, since April 1, 2014, neither the Company nor any Company Subsidiary nor any director, officer, employee, or, to the Knowledge of the Company, agent of the Company or any Company Subsidiary has taken any action, directly or indirectly, that would result in a violation by any such persons of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, the U.K. Bribery Act of 2010 and the rules and regulations thereunder or any other anti-bribery/corruption legislation promulgated by any Governmental Body.

(e) Since January 1, 2016, neither the Company nor any of the Company Subsidiaries has received any notice of any violation of or failure to comply with any

Permit or any actual or possible revocation, withdrawal, suspension, cancellation, termination or material modification of any Permit, and each such Permit has been validly issued or obtained and is in full force and effect, except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect

Section 3.15 Intellectual Property; IT; Data Privacy.

(a) Section 3.15(a) of the Company Disclosure Letter contains a true and complete list of all (i) material Company Products (excluding those which are merely planned) and (ii) material Domain Names registered by and currently used or held for use by the Company or any Company Subsidiary in the conduct of their respective businesses.

(b) Section 3.15(b) of the Company Disclosure Letter sets forth as of the Agreement Date a true and complete list of all material Company Intellectual Property that constitutes Registered Intellectual Property, indicating for each item the registration or application number, the registration or application date, the record owner(s) and the applicable filing jurisdiction (“Company Registered Intellectual Property”).

(c) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each item of Company Registered Intellectual Property (excluding applications) is subsisting, valid and enforceable, and (ii) no interference, opposition, reissue, reexamination, or other Legal Proceeding is pending, or, to the Company’s Knowledge, is threatened, in either case in which the scope, ownership, validity, or enforceability of any Company Registered Intellectual Property is being contested or challenged (excluding office actions received by the Company or any Company Subsidiary from the United States Patent and Trademark Office or applicable foreign equivalent during ex parte prosecution of any applications included in Company Registered Intellectual Property).

(d) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company or one of the Company Subsidiaries is the sole and exclusive owner of the Company Intellectual Property, free and clear of all Liens other than Permitted Liens, and (ii) the Company and the Company Subsidiaries have sufficient right to use all Intellectual Property Rights used in or held for use in the conduct of the business of the Company and the Company Subsidiaries as currently conducted. The foregoing clause (ii) does not constitute a non-infringement representation, which is covered by the representations in the next paragraph below.

(e) Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company Products, nor the operation of the business of the Company or the Company Subsidiaries have infringed, misappropriated, or otherwise violated any Intellectual Property Rights of any Person, or have violated any right of any Person (including any right to privacy or publicity), or have constituted, unfair competition or trade practices under the laws of any applicable jurisdiction. There is no current unresolved Legal Proceeding that has been filed against the Company or any Company Subsidiary by any third party in which it is alleged that any Company Product or the operation of the business of the Company or any Company Subsidiary, infringes, misappropriates or otherwise violates the Intellectual Property Rights of any Person, violates the rights of any Person (including any right to privacy or publicity), or constitutes unfair competition or trade practices under the applicable Law. Except as would not reasonably be expected to have a Company Material Adverse Effect, there has been no actual written (or, to the Knowledge of the Company, unwritten) notice from or, to the Knowledge of the Company, threatened, notice from, or Legal Proceeding brought by, any third party in the three years prior to the Agreement Date in which it is alleged that any Company Product or the operation of the business of the Company or any Company Subsidiary, infringes, misappropriates or otherwise violates the Intellectual Property Rights of any Person, violates the rights of any Person (including any right to privacy or publicity), or constitutes unfair competition or trade practices under the applicable Law.

(f) Except as would not reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, during the past three years, no Person has misappropriated, infringed or otherwise violated or is currently misappropriating, infringing or otherwise violating any Company Intellectual Property that is material to the conduct of the business of the Company or any of the Company Subsidiaries. Neither the Company nor any Company Subsidiary has brought any Legal Proceeding against any third party with respect to the misappropriation, infringement or other violation of any Company Intellectual Property which remains unresolved as of the Agreement Date.

(g) There are no settlements, covenants not to sue, consents, judgments, or orders or similar obligations resulting from an actual or threatened legal dispute to which the Company or any Company Subsidiary was involved, involving Intellectual Property Rights and by which Company or any Company Subsidiary is now bound that: (i) restrict in any material manner the rights of the Company or any Company Subsidiary to use any material Company Intellectual Property in the ordinary course of business consistent with past practice; (ii) restrict the business of the Company or any Company Subsidiary in any material manner in order to accommodate a third party’s Intellectual Property Rights; or (iii) permit third parties to use any material Company Intellectual Property.

(h) To the Knowledge of the Company, all current and former employees, consultants and contractors of the Company or any Company Subsidiary who have contributed to the creation of material Company Intellectual Property did so (i) within the scope of his or her employment or engagement such that, subject to and in accordance with applicable Law, all Intellectual Property Rights arising therefrom became the exclusive property of the Company or such Company Subsidiary or (ii) pursuant to written agreements assigning all Intellectual Property Rights arising therefrom to the Company or such Company Subsidiary (excluding moral rights and, in the case of non-employees, subject to statutory reversionary rights, in each case to the extent such rights cannot be assigned or waived pursuant to applicable Law). The Company and the Company Subsidiaries have taken reasonable measures to protect the confidentiality of the material Trade Secrets included in the Company Intellectual Property with respect to which the Company wishes to maintain as confidential and are not disclosed by the Company’s Registered Intellectual Property filings or Company Products, including by having a policy requiring each employee, consultant and contractor of the Company or a Company Subsidiary and any other Person with access to such Trade Secrets to execute a confidentiality agreement, and, to the Knowledge of the Company, there has not been any material breach by any party to such confidentiality agreements.

(i) Except as would not reasonably be expected to have a Company Material Adverse Effect, (a) all Company Software embodied in or used in connection with the Company Products that are commercially released as of the Agreement Date substantially perform in accordance with their documented, published specifications and generally as the Company or any Company Subsidiary has warranted to its customers, and (b) the commercially released Company Products do not contain any Malicious Code.

(j) No Contract provides for, and no event has occurred, and no circumstance or condition exists, that, with or without the passage of time or giving of notice, requires: (i) the deposit of any material Source Code owned by Company or Company Subsidiaries for any commercially released Company Product with an escrow agent or escrow service other than source code escrows made in the ordinary course of business; (ii) the disclosure of any such material Source Code owned by Company or Company Subsidiaries to any Person other than employees and contractors for use in the course of providing services to the Company or Company Subsidiaries; or (iii) a grant to any Person a license or right under any such material Source Code owned by Company or Company Subsidiaries other than in the ordinary course of business. No material portion of Source Code owned by Company or Company Subsidiaries for any commercially released Company Product has been disclosed to any Person who is not an employee or consultant of the Company or any Company Subsidiary or who is not subject to appropriate confidentiality obligations regarding such Source Code. This paragraph does not apply to any Source Code owned by Company or Company Subsidiaries that is licensed to third parties pursuant to any open source, “copyleft,” freeware, shareware, or similar distribution model.

(k) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company IT Systems are generally designed, implemented, operated and maintained in a reasonable manner consistent with standard industry practices intended to provide a reasonable degree of redundancy, reliability, scalability, and security with respect to the business of the Company and the Company Subsidiaries, (ii) the Company IT Systems have not malfunctioned or failed in any manner that resulted in significant or chronic disruptions to the operation of the business of the Company or any Company Subsidiary, (iii) the Company IT Systems do not contain any Malicious Code, (iv) the Company and each Company Subsidiary has disaster recovery plans and procedures that are designed, and can be implemented, operated and employed in a commercially reasonable manner consistent with standard industry practices to safeguard the integrity, security and continued operation of the Company IT Systems following a material system malfunction, failure or disaster impacting the Company or any Company Subsidiary, and (v) to the Knowledge of the Company, there have been no material unauthorized intrusions or breaches of security with respect to the Company IT Systems.

(l) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary has implemented (i) administrative, physical and technical safeguards designed to protect Personal Data from unauthorized access, use, acquisition, alteration, loss and destruction, and (ii) policies, procedures and IT Systems designed to protect the security, integrity, availability and confidentiality of Personal Data, in each case relative to the sensitivity of the Personal Data, Company and the Company Subsidiaries’ size and complexity and the nature and scope of their activities. Except as would not reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, none of the Company, Company Subsidiaries nor any of their service providers has suffered any breach in security that has permitted or resulted in any unauthorized access to, disclosure of, loss of, misappropriation of, or misuse of Personal Data. In the collection and processing by the Company or any Company Subsidiary of any Personal Data, and except as would not reasonably be expected to result in a material liability to the Company or its Subsidiaries, the Company, each Company Subsidiary, and, to the Knowledge of the Company, their service providers, have complied in all material respects with applicable Information Privacy Laws and the privacy policies of the Company and such Company Subsidiary. No Legal Proceeding has been filed or commenced or, to the Knowledge of the Company, threatened in writing against, the Company or any Company Subsidiary or their service providers alleging any failure to comply with any applicable Information Privacy Laws that would reasonably be expected to result in a material liability to the Company and the Company Subsidiaries, taken as a whole. For each third party service provider that processes Personal Data (“Vendors”), except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary have (i) taken steps to select and retain only such Vendors that are reasonably expected to be capable of maintaining the confidentiality, security and integrity of such Personal Data, taking into account pertinent factors such as the sensitivity of the Personal Data, nature and scope of the Vendor’s activities, the cost involved, the availability of alternative third party service providers and the size and complexity of the Vendor’s business and (ii) required each such Vendor by contract to agree to confidentiality obligations designed to protect the Personal Data to which the Vendor has been given access in compliance with applicable Information Privacy Laws.

(m) Except as would not reasonably be expected to have a Company Material Adverse Effect, immediately subsequent to the Effective Time, the Intellectual Property Rights owned by third parties and licensed to the Company or a Company Subsidiary which are used in the business of the Company or a Company Subsidiary and the Company IT Systems owned by third parties which are used by the Company or a Company Subsidiary in the operation of the business shall be licensed by or available for use by the Company or such Company Subsidiary on terms and conditions substantially similar, in all material respects, to those under which the Company or such Company Subsidiary licensed or used such Intellectual Property Rights or Company IT Systems immediately prior to the Effective Time.

Section 3.16 Employment Matters. Neither the Company nor any Company Subsidiary is a party to or otherwise bound by any collective bargaining agreement, contract or other labor-related agreement, arrangement or understanding with a labor or trade union, labor organization or works council, nor is any such contract, agreement or arrangement presently being negotiated, nor are there any employees of the Company or any of the Company Subsidiaries represented by a labor or trade union, labor organization or works council. There are no organizing activities, representation campaigns, certification proceedings or petitions seeking a representation proceeding pending or, to the Knowledge of the Company, threatened by or with respect to any of the employees of the Company or any of the Company Subsidiaries. There has not been any, and there is no pending or, to the Knowledge of the Company, threatened, labor strike, material dispute, walkout, work stoppage, slow-down or lockout involving the Company or any of the Company Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Company, threatened by or on behalf of any employee or group of employees of the Company or any Company Subsidiaries against the Company or any Company Subsidiaries before a Governmental Body. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries are each in compliance with all applicable Laws with respect to employment, employment practices, terms and conditions of employment, wages and hours, unfair labor practices, worker classification, and the Worker Adjustment and Retraining Notification Act of 1988 (and any similar state or local statute).

Section 3.17 Insurance. The Company and the Company Subsidiaries maintain insurance coverage adequate and customary in the industry for the operation of their respective businesses (taking into account the cost and availability of such insurance). Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) all insurance policies of the Company and the Company Subsidiaries are in full force and effect, (ii) no written notice of default or termination has been received by the Company or any Company Subsidiary in respect thereof, and (iii) all premiums due thereon have been paid to date.

Section 3.18 Material Contracts.

(a) Except for this Agreement and the Company Plans set forth on Section 3.10(a) of the Company Disclosure Letter, none of the Company or any of the Company Subsidiaries is a party to or bound by any Contract (each a “Company Material Contract”):

(i) that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than any such “material contract” that has been filed with any Available Company SEC Document;

(ii) with a related person (as defined in Item 404 of Regulation S-K of the Securities Act) that would be required to be disclosed in the Company SEC Reports;

(iii) pursuant to which (A) the Company or any Company Subsidiary has assigned, transferred, or granted any Person any exclusive rights or licenses (including any option or other right) to any material Company Intellectual Property, including with respect to any Company Product owned by the Company or any Company Subsidiary, or (B) any Intellectual Property Right which is material to the business of the Company and the Company Subsidiaries, taken as a whole, is licensed or sold to the Company or any Company Subsidiary, other than licenses for any non-customized commercially available Software;

(iv) that is a settlement Contract which materially affects the conduct of the business of the Company and the Company Subsidiaries, taken as a whole;

(v) entered into on or after January 1, 2014 (A) relating to the acquisition, disposition, or sale of properties or assets (by merger, purchase or sale of stock or assets or otherwise) for consideration in excess of $2,000,000 or (B) that is or creates a material partnership or joint venture with any other Person or that relates to the formation, operation, management or control of any such material partnership or joint venture;

(vi) (A) relating to Indebtedness, whether incurred, assumed, guaranteed or secured by any asset, with principal amount in excess of $1,000,000, (B) that restricts the Company’s ability to incur or guarantee Indebtedness, (C) that grants a Lien (other than a Permitted Lien) or restricts the granting of Liens on any material property or asset of the Company or the Company Subsidiaries, (D) under which any Person is guaranteeing any liabilities or obligations of the Company or any of the Company Subsidiaries or (E) that is an interest rate derivative, currency derivative or other hedging contract, for which the aggregate exposure is reasonably expected to be in excess of $1,000,000;

(vii) that (A) contains any exclusivity or other provisions materially restricting the right of the Company or any of the Company Subsidiaries to engage in any line of business, compete or transact in any business or with any Person or in any geographic area; (B) contains any “most favored nation” or similar provisions in favor of the other party for which the Company or any Company Subsidiary would reasonably be expected to make or receive payments in excess of $250,000; or (C) that contains a right of first refusal, first offer, or first negotiation, or call or put right in favor of the other party for which the Company or any Company Subsidiary would reasonably be expected to make or receive payments in excess of $250,000;

(viii) under which the Company or any Company Subsidiary has, directly or indirectly, made any loan, capital contribution to, or any other investment in, any Person (other than the Company or any Company Subsidiary, and other than investments in marketable securities or advances to Company Employees in the ordinary course of business consistent with past practices);

(ix) pursuant to which the Company or any Company Subsidiary made payments in excess of $2,500,000 in the aggregate in fiscal year 2016;

(x) pursuant to which the Company or any Company Subsidiary received payments in excess of $2,500,000 in the aggregate in fiscal year 2016;

(xi) providing for the Company or any Company Subsidiary to purchase all of its requirements for, or all of a third person’s output of, any product or service, or providing for the Company or any Company Subsidiary to sell all of its output of, or supply all of a third person’s requirements for, any product or service; or

(xii) any Real Property Lease.

(b) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) each of the Company Material Contracts is a valid and binding obligation of the Company and each Company Subsidiary party thereto, and enforceable against the Company and the Company Subsidiaries and each other party thereto in accordance with its terms, and is in full force and effect; (ii) the Company or the Company Subsidiaries, on the one hand, and each other party to each Company Material Contract, on the other hand, have performed all obligations required to be performed by it under such Company Material Contract, and no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, (A) constitute such a violation or breach, (B) give any Person the right to accelerate the maturity or performance of any Company Material Contract, or (C) give any Person the right to cancel, terminate or modify any Company Material Contract, and (iii) as of the Agreement Date, neither the Company nor any of the Company Subsidiaries has received written notice, or otherwise has Knowledge, (A) that any other party to any Company Material Contract intends to terminate or request material changes in any Company Material Contract, or (B) of any material dispute related to any Company Material Contract.

Section 3.19 Properties.

(a) There is no Owned Real Property, nor are there any Contracts to acquire any real property.

(b) Section 3.19(b) of the Company Disclosure Letter sets forth a true, complete and correct list of (i) all leasehold or subleasehold estates or other license or occupancy agreements (whether written or oral), and all amendments or modifications thereto (collectively, the “Real Property Leases”) held by the Company or any Company Subsidiary as of the Agreement Date (collectively, the “Leased Real Property”), and (ii) the identity of the lessor, lessee, sublessor, sublessee, licensor, licensee and current occupant (if different from lessee, sublessee or licensee, as applicable) of each such parcel of Leased Real Property. Each Real Property Lease is in full force and effect, and the Company or a Company Subsidiary holds a valid and existing leasehold interest in all of the Leased Real Property, enforceable in accordance with its terms and free and clear of all Liens (except for Permitted Liens). All parties to each Real Property Lease are in material compliance with the terms thereof and there are no defaults thereunder or events, which with the passage of time or notice, or both, would constitute a default.

(c) With respect to each Leased Real Property: (i) neither the Company nor any of the Company Subsidiaries has received written notice of any pending or threatened eminent domain, condemnation, or similar taking proceedings; (ii) neither the

Company nor any of the Company Subsidiaries has received any written notice that would reasonably be likely to cause either the Company or any of the Company Subsidiaries to materially curtail its operations at such property, or that would reasonably be expected to materially impair such operations; (iii) to the Knowledge of the Company, each of the Leased Real Property is in compliance with all applicable Laws, except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect; and (iv) all utilities presently serving each Leased Real Property are presently adequate to service the existing normal operations of the Company and the Company Subsidiaries.

(d) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has good and valid title to, or a valid leasehold interest in, as applicable, all personal property used in their respective businesses free and clear of any Liens, except for Permitted Liens. Such personal property is in good operating condition and repair, ordinary wear and tear and deferred maintenance excepted, and is sufficient for the uses in which such property is presently employed.

Section 3.20 Inapplicability of Anti-takeover Statutes; No Rights Plan. Assuming the accuracy of the representations and warranties of Purchaser and Parent in Section 4.9, there is no takeover or anti-takeover statute or similar federal or state Law, including Section 203 of the DGCL, applicable to this Agreement and the Transactions that requires additional action by the Company Board in order for any such anti-takeover statute to be inapplicable to this Agreement and the Transactions. As of the date of this Agreement, none of such actions by the Company Board has been amended, rescinded, or modified. As of the date of this Agreement, the Company has no stockholder rights plan, “poison-pill” or other comparable agreement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of the Company.

Section 3.21 Significant Suppliers and Customers.

(a) Section 3.21(a) of the Company Disclosure Letter sets forth a true and complete list of each customer who was one of the ten (10) largest sources of revenue for the Company and the Company Subsidiaries during the fiscal year ended December 31, 2016, based on amounts paid or payable (each, a “Significant Customer”). Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, none of the Company nor any of the Company Subsidiaries has any outstanding or threatened dispute with any Significant Customer.

(b) Section 3.21(b) of the Company Disclosure Letter sets forth a true and complete list of each supplier or service provider who was one of the ten (10) largest recipients of amounts paid or payable to suppliers for the Company during the fiscal year ended December 31, 2016, based on amounts paid or payable (each, a “Significant Supplier”). Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, as of the date hereof, none of the Company nor any of the Company Subsidiaries has any outstanding or threatened dispute with any Significant Supplier.

Section 3.22 Vote Required. No vote or consent of the holders of any class or series of capital stock of the Company is necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.

Section 3.23 No Other Representations and Warranties. Except as set forth in this Article III and as contemplated by clause (c)(vi) of Annex A, the Company and the Company Subsidiaries are making no representation or warranty of any kind whatsoever, express or implied, at law or in equity, with respect to this Agreement or the Transactions or with respect to any other information provided to Parent or Purchaser in connection with the Transactions, including the accuracy and completion thereof.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Each of Purchaser and Parent represents and warrants to the Company as follows:

Section 4.1 Valid Existence. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets. Purchaser is a corporation duly organized and validly existing under laws of the State of Delaware and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets. Each of Purchaser and Parent is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary.

Section 4.2 Authority; Binding Nature of Agreement. Each of Purchaser and Parent has the requisite power and authority to enter into and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement by each of Purchaser and Parent, the performance by each of Purchaser and Parent of its obligations hereunder and the consummation by each of Purchaser and Parent of the Transactions have been duly authorized by the boards of directors of each of Purchaser and Parent. No other corporate or other proceedings on the part of Purchaser or Parent are necessary to authorize the execution and delivery of this Agreement, the performance by either Purchaser or Parent of its obligations hereunder and the consummation by either Purchaser or Parent of the Transactions. This Agreement has been duly executed and delivered by each of Purchaser and Parent and constitutes a valid and binding obligation of each of Purchaser and Parent, enforceable in accordance with its terms, subject to bankruptcy, insolvency or similar Laws affecting the enforcement of creditors rights generally and equitable principles of general applicability.

Section 4.3 Non-Contravention.

(a) Neither the execution and delivery of this Agreement by Purchaser and Parent nor the consummation by Purchaser and Parent of the Transactions will, directly or indirectly (with or without notice or lapse of time): (i) result in a violation or breach of or conflict with the certificate or articles of incorporation or bylaws, or other similar organizational documents of Purchaser or Parent; or (ii) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (b) below, violate any Judgment or Law applicable to Purchaser or Parent, in each case, other than any such event which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Body is necessary to be obtained or made by Purchaser or Parent in connection with Purchaser’s and Parent’s execution, delivery and performance of this Agreement or the consummation by Purchaser or Parent of the Transactions, except for (i) compliance with the DGCL (including, with respect to the filing of the Certificate of Merger), (ii) compliance with and filings pursuant to the HSR Act and other applicable Antitrust Laws of any jurisdiction, (iii) the filing with the SEC of the Offer Documents and any other documents required to be filed with the SEC by Purchaser or Parent in pursuant to this Agreement or in connection with the Transactions and (iv) such other consents, approvals, orders, waivers, authorizations, actions, nonactions, registrations, declarations, filings, permits and notices the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.4 No Legal Proceedings. Except as would not reasonably be expected to have a Parent Material Adverse Effect, (i) there are no Legal Proceedings pending or, to the Knowledge of the Parent, threatened, to which Parent or any Subsidiary of Parent is a party, and (ii) there are no Judgments of any Governmental Body or arbitrator outstanding against Parent or any Subsidiary of Parent.

Section 4.5 Activities of Purchaser. Purchaser was formed solely for the purpose of effecting the Merger. Purchaser has not and will not prior to the Effective Time engage in any activities other than those contemplated by this Agreement and has, and will have as of immediately prior to the Effective Time, no liabilities other than those contemplated by this Agreement. The authorized share capital of Purchaser consists of 1,000 shares, par value $0.01 per share, all of which are validly issued and outstanding and owned by Parent. Purchaser does not have outstanding any option, warrant, right or other agreement pursuant to which any Person may acquire any equity interest of Purchaser.

Section 4.6 Information Supplied. The Schedule TO and the other Offer Documents will, when filed with the SEC, and any amendments or supplements thereto, when filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the Company’s stockholders, as applicable, comply in all material respects with the applicable requirements of the Exchange Act. None of the information supplied or to be supplied by or on behalf of Purchaser or Parent or any of its Subsidiaries expressly for inclusion or incorporation by reference in the Schedule TO and the other Offer Documents, the Schedule 14D-9 or the Information Statement, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.7 Financing.

(a) As of the date of this Agreement, Parent has delivered to the Company a true, complete and correct copy of (i) an executed commitment letter, dated as of the date of this Agreement, including all exhibits, schedules and annexes thereto (as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with Section 5.15, the “Commitment Letter”), from the Lenders, pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide the debt amounts set forth therein (the debt financing contemplated by the Commitment Letter, together with any permitted Alternative Debt Financing, is collectively referred to in this Agreement as the “Debt Financing”) and (ii) the fee letter referred to in the Commitment Letter (with only fee amounts, pricing caps and other economic terms redacted (none of which would adversely affect the amount or availability of the Debt Financing)) (each as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with Section 5.15, the “Fee Letter”). The copies of the Commitment Letter and Fee Letter attached hereto as Schedule 4.7(ii) and Schedule 4.7(ii) are true, accurate and complete copies of the Commitment Letter and Fee Letter (subject to redaction as described above) as in effect on the date of this Agreement.

(b) Except as expressly set forth in the Commitment Letter (or in the unredacted portions of the Fee Letter) delivered to the Company, as of the date of this Agreement, there are no conditions precedent to the obligations of the Lenders to provide the Debt Financing or any contingencies that would permit the Lenders to reduce the total amount of the Debt Financing. There are no other agreements, side letters or arrangements relating to the Debt Financing to which Parent or any of its subsidiaries is a party as of the date of this Agreement which would impose conditions to the funding in full of the Financing, other than those set forth in the Commitment Letter (or in the unredacted portions of the Fee Letter). As of the date of this Agreement, assuming the satisfaction of the Offer Conditions, Parent does not have any reason to believe that it will be unable to satisfy on a timely basis all conditions to be satisfied by it in the Commitment Letter or the Fee Letter at the time it is required to consummate the Offer Closing or the Merger Closing hereunder, nor does Parent have Knowledge, as of the date of this Agreement, that any of the Lenders will not perform their respective funding obligations under the Commitment Letter in accordance with its terms and conditions.

(c) As of the date of this Agreement, (i) the Commitment Letter is a valid, binding obligation (subject to bankruptcy, insolvency or similar Laws affecting the enforcement of creditors rights generally and equitable principles of general applicability) of Parent and, to the Knowledge of Parent, the other parties thereto, (ii) the Commitment Letter is in full force and effect and (iii) assuming the satisfaction of the condition contained in Section (c)(ii) of Annex A, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of Parent or any of its Affiliates under the terms and conditions of the Commitment Letter and Fee Letter. Parent has paid in full or will pay in full on or before the

Offer Closing any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letter and Fee Letter on or before the Offer Closing. The Commitment Letter and Fee Letter have not been modified, altered or amended on or prior to the date of this Agreement. None of the commitments under the Commitment Letter have been withdrawn or rescinded prior to the date of this Agreement.

(d) Assuming the satisfaction of the Offer Conditions, the proceeds of the Debt Financing, if funded, together with available cash of Parent, Purchaser and the Company and the Company Subsidiaries, shall constitute sufficient funds for the satisfaction of all of Parent’s and Purchaser’s obligations under this Agreement on the Offer Closing Date, including the payment of the Offer Price in respect of each share of Company Common Stock validly tendered and accepted in the Offer, the Merger Consideration and all other amounts to be paid pursuant to Section 2.5 and Section 2.6 and the payment of all associated costs and expenses of the Offer and the Merger (including any repayment or refinancing of indebtedness of the Company required in connection therewith).

(e) In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Debt Financing) by Parent or any Affiliate thereof be a condition to any of Parent’s obligations hereunder.

Section 4.8 Solvency. Neither Parent nor Purchaser is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its subsidiaries. Assuming the satisfaction of the conditions to Parent’s and Purchaser’s obligation to consummate the Offer and the Merger, Parent and its subsidiaries (on a consolidated basis) will be Solvent after giving effect to the transactions contemplated hereby, including the Debt Financing and payment of all related fees and expenses. As used in this Section 4.8, the term “Solvent” means, with respect to any person as of a particular date, that on such date, (a) the sum of the assets, at a fair valuation, of such person will exceed its debts, (b) such person has not incurred debts beyond its ability to pay such debts as such debts mature, and (c) such person does not have unreasonably small capital with which to conduct their business. For purposes of this Section 4.8, “debt” means any liability whether or not reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured. For purposes of this Section 4.8, the amount of any unliquidated or contingent liabilities at any time shall be the maximum amount which, in light of all the facts and circumstances existing at such time, could reasonably be expected to become an actual or matured liability.

Section 4.9 Ownership of Company Common Stock. None of Parent, Purchaser or any of their respective controlled Affiliates beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) or owns (as such term is used in Section 203 of the DGCL) any Company Common Stock or any options, warrants or other rights to acquire Company Common Stock or other securities of, or any other economic interest (through derivatives, securities or otherwise) in the Company.

Section 4.10 No Vote Required. No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement, the Merger, the Offer or any of the Transactions. The vote or consent of Parent as the sole stockholder of Purchaser

(which has been obtained) is the only vote or consent of the holders of any class or series of capital stock of Purchaser necessary to approve this Agreement, the Merger, the Offer or any of the Transactions.

Section 4.11 Management Agreements. Other than this Agreement, as of the date hereof, there are no Contracts, undertakings, commitments or obligations between Parent or Purchaser or any of their respective Subsidiaries, on the one hand, and any stockholder of the Company, member of the Company’s management or the board of directors, on the other hand, relating to the transactions contemplated by this Agreement or the management of the Company after the Effective Time.

Section 4.12 No Other Company Representations and Warranties. Except as set forth in Article III and as contemplated by clause (c)(vi) of Annex A, each of Parent and the Purchaser acknowledges that the Company and the Company Subsidiaries are not making any representation or warranty of any kind whatsoever, express or implied, at law or in equity, with respect to this Agreement or the Transactions or with respect to any other information provided to Parent or Purchaser in connection with the Transactions, including the accuracy and completion thereof.

ARTICLE V

COVENANTS

Section 5.1 Access and Investigation. Subject to the Confidentiality Agreement, during the period commencing on the Agreement Date and ending on the earlier of (a) the Effective Time, and (b) the termination of this Agreement pursuant to Section 7.1 (such period being referred to herein as the “Interim Period”), the Company shall, and shall cause its Representatives to, upon reasonable advance notice to the Company from Parent: (i) provide Parent and Parent’s Representatives with reasonable access during normal business hours to the Company’s and each Company Subsidiary’s Representatives, books, records, Tax Returns, operating and financial reports (including, without limitation, providing Parent with monthly balance sheet and cash flow statements at Parent’s request in the format made available to Parent prior to the Agreement Date) work papers, assets, Contracts and other documents and information relating to the Company and the Company Subsidiaries; and (ii) provide Parent and Parent’s Representatives with such copies of the books, records, Tax Returns, work papers, Contracts and other documents and information relating to the Company and the Company Subsidiaries, and with such additional financial, operating and other data and information regarding the Company and the Company Subsidiaries, as Parent may reasonably request. Information obtained by Purchaser or Parent pursuant to this Section 5.1 will constitute “Confidential Information” under the Confidentiality Agreement and will be subject to the provisions of the Confidentiality Agreement. Nothing in this Section 5.1 shall require the Company to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company, would reasonably be expected to: (A) violate any of its or its Affiliates’ respective Contract obligations with respect to confidentiality; (B) result in a violation of applicable Law; or (C) result in loss of legal protection, including the attorney-client privilege and work product doctrine.

Section 5.2 Operation of the Company’s Business.

(a) Except as expressly contemplated, required or permitted by this Agreement, as required by applicable Law, as set forth in Section 5.2(a) or Section 5.2(b) of the Company Disclosure Letter, or as consented to in writing by Parent, during the Interim Period, the Company shall and shall cause the Company Subsidiaries to: ensure that it conducts its and their respective businesses in the ordinary course of business in all material respects, consistent with past practice and in compliance with all applicable Laws; use commercially reasonable efforts, consistent with past practices, but subject to the constraints expressly set forth in this Agreement, to preserve intact its and their respective current business organizations, keep available the services of its and their respective current officers and employees, and maintain their relationships and goodwill with customers, suppliers, landlords, and other Persons having material business relationships with them; and keep in full force and effect all appropriate insurance policies covering all material assets of the Company.

(b) Except as expressly contemplated, required or permitted by this Agreement, as required by applicable Law, as set forth in Section 5.2(b) of the Company Disclosure Letter, or as consented to in writing by Parent (provided that if Parent does not notify the Company within two Business Days that it is not providing consent with respect to a request for consent by the Company pursuant to Section 5.2(b)(vi) or Section 5.2(b)(viii), then Parent shall have been deemed to have consented in writing to such matter), during the Interim Period, the Company shall not and shall cause the Company Subsidiaries not to:

(i) (A) declare, accrue, set aside or pay any dividend, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) in respect of any shares of capital stock or any other Company or Company Subsidiary securities (other than dividends or distributions paid in cash from a direct or indirect wholly owned Company Subsidiary to the Company or another direct or indirect wholly owned Company Subsidiary); (B) adjust, split, combine, subdivide or reclassify any capital stock or other equity securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock or otherwise amend the terms of any Company or Company Subsidiary securities; or (C) repurchase, acquire, redeem or otherwise reacquire or offer to repurchase, acquire, redeem or otherwise reacquire any shares of capital stock or other securities of the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (1) the withholding or retirement of shares of Company Common Stock to satisfy Tax obligations with respect to Company Equity Awards outstanding on the Agreement Date, and (2) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Options outstanding on the Agreement Date in order to pay the exercise price thereof;

(ii) sell, issue, grant, deliver, pledge or otherwise encumber or subject to any Lien or authorize the sale, issuance, grant, delivery, pledge, encumbrance or subjection to any Lien of: (A) any capital stock or other equity security of the Company or any Company Subsidiary; (B) any Company Equity Award, option, call, warrant or right to acquire any capital stock or other equity security of the Company or any Company Subsidiary; (C) any instrument convertible into or exchangeable or exercisable for any capital stock or other equity interest in, the Company or any Company Subsidiary; except that the Company may issue shares of Company Common Stock pursuant to the exercise or settlement of Company Equity Awards under the Stock Plans in accordance with the terms of such Equity Awards as of the Agreement Date, in each case, outstanding on the Agreement Date and reflected in Section 3.2;

(iii) except as expressly provided by Section 2.6, amend or otherwise modify any of the terms of any outstanding Company Equity Awards;

(iv) amend or permit the adoption of any amendment to the Company Charter Documents or organizational documents of any Company Subsidiary;

(v) (A) directly or indirectly acquire or agree to acquire in any transaction or series of transactions any (x) Equity Interest in or business or (y) assets (in the case of this clause (y), other than commercial transactions in the ordinary course of business, and in any event subject to Section 5.2(b)(vi)) of any other Person; (B) adopt a plan of complete or partial liquidation or dissolution; or (C) effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction;

(vi) (A) incur any capital expenditures or any obligations or liabilities in respect thereof except capital expenditures that are (i) incurred in the ordinary course of business consistent with past practice and (ii) not in excess of $1,000,000 in the aggregate (excluding non-cash capitalization of software costs), and (B) incur any cash expenditures or obligations or liabilities in respect thereof except cash expenditures that are incurred in the ordinary course of business consistent with past practice, provided that the Company and the Company Subsidiaries may not spend more than $1,000,000 purchasing gift card inventory in any single purchase; provided that the Company shall not structure purchases of gift cards in order to circumvent such $1,000,000 limit;

(vii) enter into any Contract that (i) would reasonably be expected to impose any material restriction on the right or ability of the Company or any Company Subsidiary (A) to engage in any line of business, compete with any other Person or transact in any business with any Person in any geographic area; (B) to acquire products, assets or services from any other Person, (C) to perform services for or sell Company Products to any other Person; (D) to transact business with any other Person; or (E) to operate at any location in the world, (ii) grants exclusive rights to license, market, sell or deliver any Company

Products, or (iii) contains any “most favored nation” or similar provisions in favor of the other party, or which purports to have any such effect on Parent or any of its Affiliates after the consummation of the Merger;

(viii) amend or terminate (other than expiration in accordance with its terms) or waive any material right, or any remedy or default under, any Company Material Contact, or enter into or amend any Contract that would be a Company Material Contract if it had been entered into prior to the Agreement Date;

(ix) (A) enter into or amend any Contract if such Contract or amendment of a Contract would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions; or (B) solicit or enter into any transaction or Contract requiring (including because conditioned upon), or reasonably expected to cause, the Company to abandon, terminate, materially delay or not consummate the Transactions, or requiring, or reasonably expected to cause, the Company to fail to comply in any material respect with this Agreement;

(x) initiate, compromise or settle any litigation or arbitration proceeding, or any actual or threatened litigation, other than settlements or compromises that involve only the payment of monetary damages not in excess of $150,000 individually or $450,000 in the aggregate;

(xi) sell or otherwise dispose of, lease, license, pledge, mortgage, sell and leaseback or otherwise encumber or subject to any Lien (other than Permitted Liens), or otherwise dispose of any personal (including Company Intellectual Property) or real property (including any Owned Real Property or Leased Real Property) or assets (or any interests therein) that have a fair market value in excess of $100,000 individually or $300,000 in the aggregate, except with respect to inventory or obsolete or worthless equipment in the ordinary course of business consistent with past practice;

(xii) make any pledge of any of its material assets or permit any of its material assets, or any of its cash equivalents or short term investments, to become subject to any Liens (other than Permitted Liens);

(xiii) lend money to any Person (other than advances to Company Employees in the ordinary course of business consistent with past practices) or redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for any Indebtedness in excess of $100,000 in the aggregate;

(xiv) except as required by any Company Plans as existing on the Agreement Date, (A) except in the ordinary course of business consistent with past practice, increase, or commit to increase, the amount of the compensation (including awarding any bonuses or incentive compensation) or benefits payable or to become payable to any employee, officer, director or other individual service provider of the Company or any Company Subsidiary; (B) grant to any employee, officer, director or other individual service provider of the Company or any Company Subsidiary any increase in severance or termination pay, (C) enter into any employment, severance, change in control, retention, individual consulting or similar agreement with any employee, officer, director or other individual service provider of the Company or any Company Subsidiary (other than offer letters that provide for at-will employment without any severance or change in control benefits for newly hired employees who are hired in accordance with Section 5.2(b)(xvi)); (D) except as expressly provided by Section 2.6, establish, adopt, enter into, amend or terminate any Company Plan; or (E) except as expressly provided by Section 2.6, take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any employee, officer, director or other individual service provider of the Company or any Company Subsidiary;

(xv) modify, extend or enter into any collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization or works council, or recognize or certify any labor union, labor organization, works council, or group of employees of the Company or any of the Company Subsidiaries as the bargaining representative for any employees of the Company or any of the Company Subsidiaries;

(xvi) hire any employee or other individual service provider who is or would be entitled to receive total annual cash compensation in excess of $250,000;

(xvii) terminate the employment of any employee or individual service provider of the Company or any Company Subsidiary whose total annual cash compensation is in excess of $250,000 (other than for cause);

(xviii) other than as required by changes in GAAP or SEC rules and regulations, change any of its methods of accounting or accounting practices in any material respect;

(xix) make, change or revoke any material Tax election, settle or compromise any claim, notice, audit or assessment in respect of material Taxes, change any annual Tax accounting period, adopt or change any material accounting method for Taxes, file any material amended Tax Return, enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement (other than any customary Tax gross-up and indemnification provisions in credit agreements, leases, supply agreements and similar agreements not primarily relating to Taxes entered into in the ordinary course of business), pre-filing agreement, advance pricing agreement, cost sharing agreement or closing agreement relating to any material Tax, surrender or forfeit any right to claim a material refund or credit of Taxes, request any Tax ruling, or consent to any waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(xx) establish any new business segment outside of its existing segments; or

(xxi) authorize any of, or commit, resolve, propose or agree in writing or otherwise to take any of, the foregoing actions.

Section 5.3 No Solicitation by the Company; Other Offers.

(a) From and after the Agreement Date, until the earlier of the Effective Time and the date on which this Agreement is terminated pursuant to Section 7.1, the Company shall not, and shall cause the Company Subsidiaries not to, and it shall cause its and their respective Representatives not to, directly or indirectly through another Person, solicit, initiate or knowingly assist, participate, facilitate or encourage any Acquisition Proposal or proposal or inquiry that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, or, subject to Section 5.3(b), (i) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Company or any of the Company Subsidiaries to, afford access to the business, properties, assets, books or records of the Company or any of the Company Subsidiaries to or otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, any Acquisition Proposal, (ii) (A) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of the Company Subsidiaries (other than provisions in such obligations expressly prohibiting the communication of confidential proposals to the Company Board) or (B) approve any transaction under, or any third party becoming an “interested stockholder” under Section 203 of the DGCL, (iii) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Acquisition Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations under this Agreement, or (iv) resolve, propose or agree to do any of the foregoing. Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by any Company Subsidiary or Representatives of the Company or any of the Company Subsidiaries shall be deemed to be a breach of this Section 5.3(a) by the Company. The Company shall, and shall cause the Company Subsidiaries and its and their respective Representatives to immediately cease and cause to be terminated, and shall not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities, discussions or negotiations, with any third party conducted with respect to any Acquisition Proposal and shall request and, if necessary, enforce any rights to require, any such third party (or its agents or advisors) in possession of non-public information in respect of the Company or any of the Company Subsidiaries that was furnished by or on behalf of the Company and the Company Subsidiaries to return or destroy (and confirm destruction of) all such information.

(b) Notwithstanding anything in this Section 5.3 to the contrary, at any time prior to the Acceptance Time, in response to an unsolicited bona fide written Acquisition

Proposal made after the Agreement Date, and not resulting from a breach of Section 5.3(a), that the Company Board determines in good faith (after consultation with its financial advisor and outside counsel) constitutes or would reasonably be expected to result in a Superior Proposal, the Company may, upon a good faith determination by the Company Board (after consultation with its outside counsel) that failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law: (A) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Acquisition Proposal (and such Person’s Representatives); provided, however, that the Company and such Person enter into a customary confidentiality agreement containing customary “standstill” provisions and such other terms no less favorable to the Company than those contained in the Confidentiality Agreement; provided, further, that any non-public information concerning the Company or any Company Subsidiary provided or made available to the Person making such Acquisition Proposal shall, to the extent not previously provided to Purchaser or Parent, be provided or made available to Purchaser or Parent as promptly as reasonably practicable (and in any event within 24 hours) after it is provided to such Person making such Acquisition Proposal; and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal (and its Representatives) regarding such Acquisition Proposal. The Company shall promptly advise Parent in writing, in no event later than 24 hours after receipt of any Acquisition Proposal, and shall indicate the identity of the Person making such Acquisition Proposal and its ultimate parent entity, the terms and conditions of any proposal or offer, the nature of any inquiries or contacts, and all written materials relating to such Acquisition Proposal, and shall inform Parent within 24 hours of any proposed change(s) to the price or other material terms thereof affecting the status of any such Acquisition Proposal.

(c) Neither the Company Board nor any committee thereof shall (i) withdraw, amend, qualify, fail to make or modify in a manner adverse to Parent, or publicly withhold, withdraw, amend, qualify, fail to publicly reaffirm, in the event that any Acquisition Proposal has become publicly known or been delivered to the Company Board and Parent has requested such reaffirmation or in the event of media rumors or speculation with respect thereto, within the later of (A) two Business Days of such request and (B) the end of the Notice Period then in effect (or that comes into effect within two Business Days of such request), if any, taking into account any extensions thereto, or modify, in a manner adverse to Parent, the Company Board Recommendation, (ii) approve, endorse, adopt or recommend, or publicly propose to approve, endorse, adopt or recommend, any Acquisition Proposal or Superior Proposal, (iii) fail to recommend against acceptance of any tender offer or exchange offer (other than the Offer or any other tender offer or exchange offer by Parent or Purchaser) for the Company Common Stock within ten Business Days after the commencement of such offer (each of the foregoing being referred to as a “Change in Company Board Recommendation”). Notwithstanding the foregoing, the determination (but not the adoption, approval, recommendation or endorsement) by the Company Board that an Acquisition Proposal is or would be reasonably likely to lead to a Superior Proposal shall not in itself be deemed a “Change in Company Board Recommendation” and the Company Board may, at any time prior to the Acceptance Time, take any of the actions set forth in Section 5.3(c)(i) and Section 5.3(c)(ii) below (provided, however, that prior to taking any such action, the Company complies with Section 5.3(d) of this Agreement):

(i) if there is an Intervening Event, effect a Change in Company Board Recommendation if the Company Board concludes in good faith,

after consultation with the Company’s financial advisor and outside counsel, that the failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law; and

(ii) effect a Change in Company Board Recommendation in response to an Acquisition Proposal if (A) the Company Board concludes in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law, (B) the Company Board concludes in good faith, after consultation with the Company’s financial advisor and outside counsel, that the Acquisition Proposal constitutes a Superior Proposal and (C) prior to effecting such Change in Company Board Recommendation, the Company complies with Section 5.3(d) of this Agreement.

(d) Notwithstanding anything to the contrary set forth in Section 5.3(c), the Company shall not be entitled to make a Change in Company Board Recommendation unless: (A) the Company shall have first provided prompt prior written notice, and in any event at least four Business Days prior to making a Change in Company Board Recommendation (the “Notice Period”) to Parent of its intention to make a Change in Company Board Recommendation (a “Recommendation Change Notice”), which notice shall , if the basis for the proposed action by the Company Board is not related to a Superior Proposal, contain a description of the Intervening Event giving rise to such proposed action or, if the basis for the proposed action by the Company Board is a Superior Proposal contain a description of the material terms and conditions of the Superior Proposal forming the basis for the proposed action by the Company Board, including the most current version of the agreement with respect to such Superior Proposal (which description and summary shall be updated on a prompt basis) in the form to be entered into and the identity of the third party making the Superior Proposal (it being understood and agreed that the delivery of any such notice shall not, in and of itself, be deemed to be a Change in Company Board Recommendation); (B) the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, permit Parent to make proposals to the Company Board regarding amendments to the terms and conditions of this Agreement, and negotiate in good faith with Parent with respect thereto, so that such Acquisition Proposal ceases to constitute a Superior Proposal or the Intervening Event no longer forms the basis for the Company Board to effect a Change in Company Board Recommendation, if Parent, in its discretion, proposes to make such amendments (it being understood and agreed (x) that in the event that, after commencement of the Notice Period, there is any material revision to the terms of a Superior Proposal including any revision in price, the Notice Period shall be extended, if applicable, to ensure that at least two Business Days remains in the Notice Period subsequent to the time the Company notifies Parent of any such material revision and (y) that there may be multiple extensions of the Notice Period) and (C) Parent does not make, within the Notice Period, a proposal that is determined by the Company Board (after consultation with the Company’s financial advisor and outside counsel), to cause the Intervening Event to no longer form the basis for the Company Board to effect a Change in Company Board Recommendation or cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal, as applicable.

(e) Nothing contained in this Agreement shall prohibit the Company from (i) taking and disclosing to the Company’s stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (ii) making any disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, after consultation with outside counsel, failure to so disclose would be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, however, that this Section 5.3(e) shall not affect the obligations of the Company and the Company Board and the rights of Purchaser and Parent under Section 5.3(c) and Section 5.3(d), to the extent applicable to such disclosure (it being understood that neither any “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, nor any accurate disclosure of factual information (other than the Company or the Company Board taking any action set forth in Section 5.3(c) and Section 5.3(d)) to the Company’s stockholders that is required to be made to such stockholders under applicable Law or in satisfaction of the Company Board’s fiduciary duties or applicable Law, shall be deemed to be a Change in Company Board Recommendation).

Section 5.4 Reasonable Best Efforts.

(a) Each party hereto shall use its reasonable best efforts to make or cause to be made, in cooperation with the other parties hereto and to the extent applicable: (i) within ten Business Days after the Agreement Date an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Offer and the Merger; and (ii) as promptly as practicable after the Agreement Date all other necessary filings, forms, declarations, notifications, registrations and notices with other Governmental Bodies under other applicable Antitrust Laws relating to the Offer and the Merger. Each party shall use its reasonable best efforts to: (A) respond at the earliest practicable date to any requests for additional information or documentary material made by the U.S. Department of Justice, the Federal Trade Commission, or any other Governmental Body relating to the Offer and the Merger; (B) act in good faith and reasonably cooperate with the other party in connection with any investigation by any Governmental Body under any Antitrust Law relating to the Offer and the Merger; (C) furnish to each other all information required for any filing, form, declaration, notification, registration and notice under any Antitrust Law relating to the Offer and the Merger, subject to advice of such party’s counsel; and (D) request early termination of the waiting period under the HSR Act and take all other actions reasonably necessary consistent with this Section 5.4 to avoid the entry of a Restraint and to cause, as soon as reasonably possible (and in any event, not later than the Outside Date), the expiration or termination of the applicable waiting periods under the HSR Act or any other Antitrust Law relating to the Offer and the Merger and the occurrence of the Effective Time. In connection with the foregoing, each party hereto shall use its reasonable best efforts: (w) to give the other party reasonable prior notice of any communication with, and any proposed understanding or agreement with, any Governmental Body regarding any investigations, proceedings, filings, forms, declarations, notifications, registrations or notices, and permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed communication, understanding or agreement with any Governmental Body, in each case under any Antitrust Law relating to the Offer and the Merger, subject to an appropriate confidentiality agreement and the advice of such party’s antitrust counsel; (x) to give the other party advance notice of, and permit the other party to participate in, any meeting or conversation with any Governmental Body in respect of any filings or inquiry under any Antitrust Law relating to the Offer and the Merger; (y) if attending a meeting, conference, or conversation with a Governmental Body under any Antitrust Law relating to the Offer and the Merger, from which the other party is prohibited by applicable Law or by the applicable Governmental Body from participating in or attending, to keep the other reasonably apprised with respect thereto; and (z) to consult and cooperate with the other party in connection with any information or proposals submitted in connection with any proceeding, inquiry, or other proceeding under any Antitrust Law relating to the Offer and the Merger. Parent shall be responsible for all filing fees payable to a Governmental Body in connection with the filings required to be made pursuant to this Section 5.4(a).

(b) Upon the terms and subject to the conditions set forth in this Agreement, each of Purchaser, Parent and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using reasonable best efforts to obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from all Governmental Bodies and make all necessary registrations, declarations and filings with all Governmental Bodies, that are necessary to consummate the Offer and the Merger; provided, however, that (i) all obligations of the Company, Purchaser and Parent relating to the Debt Financing shall be governed exclusively by Section 5.16, and not this Section 5.4 and (ii) all obligations of the Company, Purchaser and Parent relating to the HSR Act and other Antitrust Laws shall be governed exclusively by Section 5.4(a) and not this Section 5.4(b).

Section 5.5 Public Announcements. The initial press release with respect to the execution and delivery of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Except as permitted in accordance with Section 5.3, Parent and the Company shall thereafter consult with each other before issuing, and, give each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Offer and the Merger and consider in good faith the views of the other party, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with or rules of any securities exchange or trading market on which securities of the Company are listed, in which case the Company shall use reasonable efforts to allow Parent reasonable time to comment on such release or announcement in advance of such issuance. In the case of the Company, internal announcements, meetings and other group communications by the highest-ranking human resources officer of the Company, the highest-ranking investor relations officer of the Company, or any other employee of the Company with a title of Senior Vice President or higher in his or her capacity as such to employees regarding or making reference to Parent or any of its Affiliates, the Offer, the Merger, the other transactions contemplated by this Agreement and/or related matters, whether made in writing or orally, shall be deemed to be public statements for purposes of this Section 5.5 unless such announcements or communications are consistent in all material respects with public statements previously made or other communications previously approved in compliance with this Section 5.5.

Section 5.6 Director and Officer Liability.

(a) From and after the Offer Closing Date, Purchaser and Parent shall and shall cause the Company, Surviving Corporation or any of their respective applicable Subsidiaries, to the extent permitted by applicable Law, to: (i) indemnify, defend and hold harmless, against any costs or expenses (including attorney’s fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, all past and present directors and officers of the Company and the Company Subsidiaries (in all of their capacities) (each, an “Indemnified Party”) to the same extent such persons are indemnified or have the right to advancement of expenses as of the Agreement Date by the Company or any of the Company Subsidiaries pursuant to the Company Charter Documents, other charter and organizational documents of the Company’s Subsidiaries and the indemnification agreements in existence on the Agreement Date with any Indemnified Party; and (ii) cause to be maintained in effect in the Company’s or the Surviving Corporation’s (or any successor’s), as the case may be, charter and bylaws for a period of six years after the Merger Closing, officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Indemnified Parties currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the Agreement Date; provided that the provisions of this clause (ii) shall be deemed to have been satisfied by the Company purchasing a “tail” or “runoff” policy prior to the Effective Time pursuant to Section 5.6(c).

(b) If the Company or the Surviving Corporation, as the case may be, or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporations or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case to the extent necessary, proper provisions shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 5.6.

(c) The Company shall, at or prior to the Merger Closing, purchase a six year “tail” prepaid policy on terms and conditions no less advantageous to the Indemnified Parties, than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by the Company, covering, without limitation, the Offer and the Merger and Purchaser and Parent shall cause the Surviving Corporation to maintain such “tail” prepaid policy in full force and effect for six years after the Merger Closing; provided, however, that the premium with respect to such “tail” policy shall not exceed 300% of the amount per annum the Company paid in its last full fiscal year prior to the Agreement Date in respect of its officers’ and directors’ liability insurance policy, which amount is set forth in Section 5.6(c) of the Company Disclosure Letter.

(d) Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall and shall cause its Subsidiaries to, assume, honor and fulfill all obligations of the Company or any of the Company Subsidiaries pursuant to any written indemnification agreements with the Indemnified Parties.

Section 5.7 Notification of Certain Events. Each of the Company and Parent shall, as promptly as reasonably practicable, notify the other:

(a) upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate, or of any failure of such Person to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that any condition to the Offer would fail to be satisfied; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of such party set forth herein or the conditions to the obligations of the other party to consummate the Offer or the Merger, or the remedies available to the parties hereto, and provided, further, that failure to give any such notice shall not be treated as a breach of covenant for the purposes of Section (c)(iii) of Annex A or Section 7.1(e) or Section 7.1(g) of this Agreement, as applicable;

(b) to the extent the Company has Knowledge of such notice or communication or that Parent has Knowledge of such notice or communication, as the case may be, of any written communication from any Person alleging that the consent of such Person is or may be required in connection with the Offer or the Merger;

(c) of any material written communication from any Governmental Body related to the Offer or the Merger; and

(d) of any proceedings commenced and served upon it or any Company Subsidiaries, or to the Knowledge of the Company, threatened in writing against the Company or any Company Subsidiaries, that, if pending on the Agreement Date, would have been required to have been disclosed pursuant to any Section of this Agreement.

Section 5.8 Stockholder Litigation. Prior to the earlier of the Effective Time or the date of termination of this Agreement pursuant to Section 7.1 and subject to applicable Law: (a) the Company shall promptly advise Parent in writing of any stockholder litigation against the Company or its directors relating to this Agreement, the Offer or the Merger and shall keep Parent fully informed regarding any such stockholder litigation; and (b) the Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any such stockholder litigation, and no settlement shall be agreed to or offered without Parent’s prior written consent. Each of the Company and Parent shall, and shall cause their respective Subsidiaries to, cooperate in the defense or negotiation or settlement of any litigation contemplated by this Section 5.8. The parties acknowledge that this Section 5.8 in no way limits the parties’ obligations under Section 5.4(a).

Section 5.9 Rule 16b-3. Purchaser, Parent and the Company shall take all such steps as may reasonably be required to cause the transactions contemplated by Article II, and any other dispositions of equity securities (including derivative securities) of the Company or acquisitions of equity securities of Parent by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.10 Employee Matters.

(a) For purposes of this Section 5.10, (i) the term “Covered Employees” shall mean employees who are actively employed by the Company or any Company Subsidiary immediately prior to the Effective Time; and (ii) the term “Continuation Period” shall mean the period beginning at the Effective Time and ending on the first anniversary of the Effective Time.

(b) During the Continuation Period, Parent shall, or shall cause the Surviving Corporation or any Company Subsidiary to, provide to the Covered Employees for so long as such Covered Employees remain employees of Parent, the Surviving Corporation or any Company Subsidiary during the Continuation Period, compensation (such term to include salary, annual cash bonus opportunities, commissions and severance) and benefits that are in the aggregate, no less favorable than the compensation (excluding any long-term cash incentive compensation, equity or equity-based compensation, retention, change of control, transaction or similar bonuses, and nonqualified deferred compensation) and benefits (excluding any defined benefit pension plan or retiree welfare benefits) provided to Covered Employees immediately prior to the Effective Time.

(c) In the event any Covered Employee first becomes eligible to participate under any employee benefit plan, program, policy, or arrangement of Parent or the Surviving Corporation or any of their respective Subsidiaries (“Parent Employee Benefit Plan”) following the Effective Time, Parent shall, or shall cause the Surviving Corporation to use commercially reasonable efforts to, for Covered Employees who become eligible during the calendar year including the Effective Time: (i) waive any preexisting condition exclusions and waiting periods with respect to participation and coverage requirements applicable to any Covered Employee under any Parent Employee Benefit Plan providing medical, dental, or vision benefits to the same extent such limitation would have been waived or satisfied under the Company Employee Benefit Plan the Covered Employee participated in immediately prior to coverage under the Parent Employee Benefit Plan; and (ii) provide each Covered Employee with credit for any copayments and deductibles paid prior to the Covered Employee’s coverage under any Parent Employee Benefit Plan during the plan year in which the Effective Time occurs, to the same extent such credit was given under the employee benefit plan Covered Employee participated in immediately prior to coverage under the Parent Employee Benefit Plan, in satisfying any applicable deductible or out-of-pocket requirements under the Parent Employee Benefit Plan for the plan year in which the Effective Time occurs.

(d) As of the Effective Time, Parent shall recognize, or shall cause the Surviving Corporation and their respective Subsidiaries to recognize, all service of each Covered Employee prior to the Effective Time, to the Company (or any predecessor entities of the Company or any of the Company Subsidiaries) for vesting and eligibility purposes (but not for benefit accrual purposes under any defined benefit pension plan or retiree welfare plan) and for purposes of determining future vacation accruals and severance amounts to the same extent as such Covered Employee received, immediately before the Effective Time, credit for such service under any similar Company Plan in which such Covered Employee participated immediately prior to the Effective Time. In no event shall anything contained in this Section 5.10(d) result in any duplication of benefits for the same period of service.

(e) Parent hereby acknowledges that the consummation of the transactions contemplated herein constitute a “change in control” or “change of control” (or a term of similar import) for purposes of any Company Plan set forth in Section 3.10(g) of the Company Disclosure Letter that contains a definition of “change in control or “change of control” (or a term of similar import), as applicable.

(f) This Section 5.10 shall be binding upon and inure solely to the benefit of the parties hereto, and nothing in this Section 5.10, express or implied, (i) shall be construed to limit the right of Parent, the Surviving Corporation, the Company, or any of the Company Subsidiaries (including, following the Effective Time, the Surviving Corporation) to amend, modify or terminate any Company Plan, Parent Employee Benefit Plan or other employee benefit plan, program, policy, practice, agreement or arrangement at any time assumed, established, sponsored, or maintained by any of them, (ii) shall be construed to require Parent, the Company, or any of the Company Subsidiaries (including, following the Effective Time, the Surviving Corporation) to retain the employment of any particular Person for any fixed period of time following the Effective Time, (iii) shall be construed to establish, amend, or modify any benefit plan, program, policy, practice, agreement or arrangement or (iv) is intended to confer upon any Person (including employees, retirees or dependents or beneficiaries of employees or retirees) any right as a third-party beneficiary of this Agreement or any remedy of any nature whatsoever hereunder.

Section 5.11 Confidentiality. The parties hereto acknowledge that a Subsidiary of Parent and the Company have previously executed a mutual confidentiality agreement, dated as of January 10, 2017 (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified herein.

Section 5.12 No Control of the Company’s Business. Nothing contained in this Agreement is intended to give Parent or Purchaser, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ operations.

Section 5.13 Stock Exchange De-listing. Prior to the Merger Closing Date, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to cause the delisting of the Company and of the Shares from NASDAQ as promptly as practicable after the Effective Time and the deregistration of the Shares under the Exchange Act as promptly as practicable after such delisting.

Section 5.14 Rule 14d-10 Matters. Prior to the Acceptance Time, the Company will take all such steps as may be required to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or employee benefit arrangements that have been entered into prior to the Agreement Date or will be entered into on or after the Agreement Date by the Company or the Company Subsidiaries with current or future directors, officers or employees of the Company or the Company Subsidiaries and to ensure that any such arrangements fall within the safe harbor provisions of such rule.

Section 5.15 Financing.

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all action necessary to obtain the proceeds of the Debt Financing on the terms and conditions described in the Commitment Letter and Fee Letter, including using reasonable best efforts to (i) maintain in effect the Commitment Letter and Fee Letter in accordance with their terms until the funding of the Debt Financing at or prior to the Offer Closing, (ii) negotiate definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) on terms and conditions not less favorable, in the aggregate, than those contained in the Commitment Letter and the Fee Letter (including, as necessary, the “flex” provisions contained in the Fee Letter) and (iii) satisfy (or, if deemed advisable by Parent, obtain the waiver of) on a timely basis (taking into account the expected timing of the Marketing Period) all conditions in the Commitment Letter, the Fee Letter and the Definitive Agreements applicable to and within the control of Purchaser (excluding any condition where the failure to be so satisfied is a result of the Company’s breach of this Agreement) and comply with its obligations thereunder. In the event that all conditions contained in the Commitment Letter, the Fee Letter and the Definitive Agreements have been satisfied and Parent is required to consummate the Offer Closing, Parent shall use reasonable best efforts to cause each Lender to fund its respective committed portion of the Debt Financing required to consummate the transactions contemplated by this Agreement and to pay related fees and expenses. Parent shall not, without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), permit any amendment or modification to, or any waiver of any provision (including any remedy) under, or voluntarily replace (it being understood that any Alternative Debt Financing shall not be deemed a voluntary replacement for purposes of this sentence), the Commitment Letter or Fee Letter if such amendment, modification, or waiver or voluntary replacement (w) reduces the aggregate amount of the Debt Financing intended to be funded in connection with the Offer Closing and/or Merger Closing, (x) adds new (or adversely modifies any existing) conditions to the consummation of the Debt Financing as compared to those in the Commitment Letter and the Fee Letter as in effect on the date of this Agreement, (y) adversely affects the ability of Parent to enforce its rights against other parties to the Commitment Letter and the Fee Letter as so amended, replaced, supplemented or otherwise modified, relative to the ability of Parent to enforce its rights against such other parties to the Commitment Letter and the Fee Letter as in effect on the date hereof, or (z) would otherwise reasonably be expected to prevent, impede or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement or (ii) result in the termination of the Debt Financing or Commitment Letter unless such Commitment Letter is replaced with an Alternative Debt Financing; provided, that for the avoidance of doubt no consent from the Company shall be required for: (A) any amendment, replacement, supplement or modification of the Commitment Letter and the Fee Letter that is limited to adding lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Commitment Letter and the Fee Letter as of the date of this Agreement (including in replacement of a Lender), (B) implementation or exercise of any “flex” provisions provided in the Fee Letter as in effect as of the date hereof or (C) any amendment, replacement, supplement or modification to the Commitment Letter or the Fee Letter so long as such action would not be prohibited by the foregoing clauses (w)-(z).

(b) In the event that any portion of the Debt Financing becomes unavailable, regardless of the reason therefor (other than a breach by the Company of this Agreement), which prevents the consummation of all or any portion of the Debt Financing, Parent will (1) use its reasonable best efforts to obtain on a timely basis alternative debt financing (the “Alternative Debt Financing”) (in an amount sufficient, assuming the satisfaction of the Offer Conditions and when taken together with available cash on hand of Parent, Purchaser and the Company and Company Subsidiaries and/or equity financing and any then-available Debt Financing pursuant to any then-existing Commitment Letter, to consummate the transactions contemplated by this Agreement and to pay related fees and expenses earned, due and payable as of the Offer Closing) from the same or other sources and which do not include any incremental conditions to the consummation of such alternative debt financing that are materially more onerous to Parent or the Company (in the aggregate) than the conditions set forth in the Commitment Letter in effect as of the date of this Agreement (provided that Parent shall not be obligated to obtain financing on terms or conditions materially less favorable (taking into account any flex provisions) to Parent than those contained in the Commitment Letter and the Fee Letter that the Alternative Debt Financing would replace) and (2) promptly notify the Company of such unavailability and the reason therefor.

(c) For purposes of the foregoing Section 5.15(a) and Section 5.15(b), (i) the term “Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any alternative debt financing arranged in compliance herewith (and any commitment letters remaining in effect at the time in question), (ii) the term “Fee Letter” shall be deemed to include any fee letter (or similar agreement) with respect to any alternative debt financing arranged in compliance herewith (and any fee letters remaining in effect at the time in question), and (iii) the term “Lenders” shall be deemed to include any lenders providing the alternative debt financing arranged in compliance herewith. Parent shall keep the Company reasonably informed on a reasonably current basis of the status of its efforts to consummate the Debt Financing. Parent shall provide the Company with prompt written notice of (A) any breach or default by any party to any Commitment Letters or the Definitive Agreements of which Parent gains knowledge and (B) the receipt of any written notice or other written communication from any Lender, guarantor, or other financing source with respect to any actual or potential breach or default or, termination or repudiation by any party to any Commitment Letters or the Definitive Agreements or any provision thereof and any material dispute or disagreement between or among any parties to any of the Commitment Letters or the Definitive Agreements with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at Closing, in each case that would reasonably be expected to result in any portion of the Debt Financing required to consummate the transactions contemplated hereby not being available at the Acceptance Time if such portion is reasonably required to fund the transactions contemplated hereby. For the avoidance of doubt, Parent shall, directly or indirectly, make all proceeds of the Debt Financing received by Parent available to Purchaser as are required for Purchaser to perform its obligations hereunder (including with respect to the consummation of the Offer and the payment for shares tendered thereby).

Section 5.16 Financing Cooperation.

(a) Prior to the Acceptance Time, the Company shall, and shall cause the Company Subsidiaries to, and shall use reasonable best efforts to cause the respective officers, employees, consultants and advisors, including legal and accounting advisors, of the Company and the Company Subsidiaries to, provide to Parent such customary cooperation as may be reasonably requested by Parent in connection with obtaining the Debt Financing, including, (i) making senior management of the Company and Company Subsidiaries, and using reasonable best efforts to make advisors of the Company and the Company Subsidiaries, available to participate in a reasonable number of meetings, presentations and due diligence sessions with proposed Lenders, and in a reasonable number of sessions with rating agencies, (ii) assisting Parent with Parent’s preparation of pro forma financial information and pro forma financial statements and other materials for rating agency presentations, bank information memoranda, business projections and similar documents used in connection with the Debt Financing and providing customary estimates and other forward-looking financial information regarding the further performance of the business of the Company and the Company Subsidiaries to the extent reasonably requested by the Lenders, (iii) using reasonable best efforts to cause its independent accountants to provide assistance and cooperation to Parent, including participating in drafting sessions and accounting due diligence sessions, assisting in the preparation of any pro forma financial statements to be included in the documents referred to in clause (ii) above and using reasonable best efforts to cause its independent accountants to provide consent to Parent to use their audit reports relating to the Company, (iv) subject to the occurrence of the Acceptance Time, taking all corporate actions necessary to permit consummation of the Debt Financing and executing and delivering Definitive Agreements, including pledge and security documents, certificates, and other documents, to the extent reasonably requested by Parent, and otherwise reasonably facilitating the pledging of collateral, (v) using reasonable best efforts to obtain customary payoff letters, lien terminations and instruments of discharge, relating to any Indebtedness of the Company (it being understood and agreed that the Company’s obligations to provide payoff letters in respect of the Credit Agreement described in Section 5.16(c) below are as set forth in Section 5.16(c) below) and the Company Subsidiaries, (vi) providing reasonable access by Parent and any Lenders, and their respective officers, employees, consultants and advisors (including legal, valuation, and accounting advisors) to the books and records, properties, officers, directors, agents and representatives of the Company and the Company Subsidiaries, (vii) assisting with due diligence activities relating to the Company’s financial information, (viii) furnishing to Parent and its Lenders all pertinent and customary financial and other information regarding the Company and the Company Subsidiaries reasonably requested by Parent as promptly as practicable following such request to consummate the Debt Financing, including (x) all historical financial statements and historical financial data by the Company regarding the Company and the Company Subsidiaries necessary to timely satisfy the conditions in the Commitment Letter and the Fee Letter, or as is otherwise necessary to demonstrate such satisfaction and (y) customary authorization and representation letters to the extent contemplated by the Commitment Letter (all such information, the “Required Financial Information”), (ix) taking all actions reasonably requested to (A) permit the prospective Lenders involved in the Debt Financing to evaluate the Company’s and the Company Subsidiaries’ assets, cash management and accounting systems, policies and procedures relating thereto, including inventory appraisals and field audits, for the purpose of establishing collateral arrangements and (B) establish bank and other accounts and blocked account contracts and lock box arrangements in connection with the foregoing after the Acceptance Time and (x) providing at least four Business Days prior to the Acceptance Time all documentation and other information about the Company and the Company Subsidiaries required by applicable “know your customer” and anti-money laundering rules and regulations including the USA Patriot Act to the extent requested at least eight days prior to the anticipated Acceptance Time; provided, that nothing herein shall require any such cooperation contemplated by this Section 5.16 to the extent it would interfere unreasonably with the business or operations of the Company or the Company Subsidiaries. The Company hereby consents to the use of its and the Company Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of the Company Subsidiaries or the reputation or goodwill of the Company or any of the Company Subsidiaries or any of their logos and on such other customary terms and conditions as the Company shall reasonably impose.

(b) Notwithstanding anything in this Section 5.16 to the contrary, neither the Company nor any of the Company Subsidiaries shall be required to (i) bear any out-of-pocket cost or expense that is not reimbursed pursuant to this Section 5.16(b) or pay any fee in connection with the Debt Financing, (ii) incur any liability (or cause their respective directors, officers or employees to incur any liability) under the Debt Financing prior to the Effective Time, (iii) enter into any agreement or commitment that would be effective prior to the Effective Time and that is not contingent on the occurrence of the Effective Time (other than such management representation letters and authorization letters and consents of accountants as described above), (iv) require the Company or the Company Subsidiaries to take any action that would conflict with or violate the Company’s organizational documents as of the date of this Agreement, applicable Law or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or a default under, any Company Material Contract to which the Company or any Company Subsidiary is party as of the date of this Agreement or (v) require the Company or any Company Subsidiary to enter into or approve any financing or purchase agreement for the Debt Financing prior to the Offer Closing and that is not contingent upon the Offer Closing. Furthermore, Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company, the Company Subsidiaries and its and their respective representatives in connection with their respective obligations pursuant to this Section 5.16. Parent shall indemnify and hold harmless the Company, the Company Subsidiaries and its and their respective representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Debt Financing and any information utilized in connection therewith (other than any information provided in writing specifically for use by or on behalf of the Company or any of the Company Subsidiaries), in each case other than to the extent any of the foregoing arises from the bad faith, gross negligence or willful misconduct of the Company or any of the Company Subsidiaries or their respective Affiliates, officers, directors, employees, accountants, agents or representatives.

(c) The Company shall deliver to Purchaser either (i) at least three Business Days prior to the Acceptance Time, a payoff letter with respect to the Credit Agreement from the agent or other authorized representative of the lenders thereunder, which payoff letter shall substantially provide (subject to customary exceptions) that upon receipt of the payoff amount set forth in the payoff letter (and, if applicable, cash collateral with respect to letters of credit), (x) the respective Indebtedness incurred thereunder and related instruments shall be terminated and (y) all Liens (and guarantees), if any, in connection therewith relating to the assets and properties of the Company or any of the Company Subsidiaries securing such

Indebtedness, shall be released and terminated or (ii) prior to the Acceptance Time, a letter from the agent or other authorized representative of the lenders under the Credit Agreement confirming that (x) the respective Indebtedness incurred thereunder and related instruments has been repaid in full (or if applicable, cash collateralized) and terminated, and (y) all Liens (and guarantees), if any, in connection therewith relating to the assets and properties of the Company or any of the Company Subsidiaries securing such Indebtedness, have been released and terminated.

ARTICLE VI

CONDITIONS TO MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction (or waiver by the party entitled to the benefit thereof) at or prior to the Effective Time of the following conditions:

(a) Regulatory Approval. All waiting periods applicable to the consummation of the Offer and the Merger under the HSR Act shall have expired or been terminated and all consents and approvals required to be obtained in connection with the consummation of the Offer and the Merger under the HSR Act shall have been obtained;

(b) No Restraints. No Law or order, writ, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any Governmental Body of competent jurisdiction (each, a “Restraint”) shall be in effect enjoining, restraining, preventing, prohibiting or making illegal the consummation of the Merger; and

(c) Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment and paid for all of the Shares validly tendered and not validly withdrawn pursuant to the Offer; provided, however, that neither Purchaser nor Parent shall be entitled to assert the failure of this condition if, in breach of this Agreement, Purchaser fails to purchase any Shares validly tendered and not validly withdrawn pursuant to the Offer.

Section 6.2 Frustration of Closing Conditions. None of the Company, Purchaser or Parent may rely on the failure of any condition set forth in Section 6.1 or Annex A to be satisfied if such failure was proximately caused by the failure of such party to perform any of its covenants, obligations or agreements under this Agreement.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the Offer and the Merger may be abandoned (other than in the case of Section 7.1(a)) by written notice of the terminating party to the other parties:

(a) by mutual written consent of Parent and the Company at any time prior to the Acceptance Time;

(b) by either Parent or the Company if the Acceptance Time shall have not been consummated on or prior to 5:00 p.m., New York City time, on September 11, 2017 (the “Outside Date”), including as a result of any extensions of the Expiration Date pursuant to Section 1.1(d); provided, however, that: (A) a party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(b) if the failure of the Acceptance Time to occur prior to the Outside Date was proximately attributable to a material breach or inaccuracy of any of such party’s representations, warranties, covenants, obligations or agreements hereunder such that the other party has the right to terminate this Agreement pursuant to Section 7.1(f) or Section 7.1(g), as applicable; and (B) the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(b) unless the Company shall have made any payment required to be made to Parent pursuant to Section 7.3(a);

(c) by either Parent or the Company at any time prior to the Effective Time if any final, non-appealable Restraint shall be in effect enjoining, restraining, preventing, prohibiting or making illegal the making of the Offer, the acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Merger;

(d) by Parent at any time prior to the Acceptance Time if a Triggering Event shall have occurred;

(e) by either Parent or the Company if the Offer shall have expired (without having been extended) or shall have been terminated in accordance with the terms of this Agreement (including Annex A) without Purchaser having accepted shares of Company Common Stock for payment pursuant to the Offer; provided, however, that: (A) a party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(e) if: (1) the failure of Purchaser to accept shares of Company Common Stock for payment pursuant to the Offer is attributable to the failure of an Offer Condition to be satisfied; and (2) the failure of such Offer Condition to be satisfied is proximately attributable to a material breach or inaccuracy of any of representations, warranties, covenants, obligations or agreements hereunder of the party seeking to terminate this Agreement such that the other party has the right to terminate this Agreement pursuant to Section 7.1(f) or Section 7.1(g), as applicable; and (B) the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(e) unless the Company shall have made any payment required to be made to Parent pursuant to Section 7.3(a);

(f) by Parent at any time prior to the Acceptance Time if (i) there shall have been a material breach of any covenant, obligation or agreement on the part of the Company set forth in this Agreement; or (ii) any representation or warranty of the Company set forth in Article III of this Agreement shall have been inaccurate when made or, if not made as of a specific date, shall have become inaccurate, that would, in the case of both clauses (i) and (ii), (A) result in the Offer Conditions set forth in Section (c)(ii) or Section (c)(iii) of Annex A not being satisfied, and (B) such breach is not curable by the Outside Date, or, if curable through the exercise of commercially reasonable efforts, is not cured within 15 Business Days of the date Parent gives the Company notice of such breach or inaccuracy; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(e) if Purchaser or Parent is then in material breach of any of its representations, warranties, covenants, obligations or agreements hereunder such that the Company has the right to terminate this Agreement pursuant to Section 7.1(g);

(g) by the Company at any time prior to the Acceptance Time if (i) there shall have been a material breach of any covenant, obligation or agreement on the part of Purchaser or Parent set forth in this Agreement; or (ii) any representation or warranty of Purchaser and Parent set forth in Article IV of this Agreement shall have been inaccurate when made or, if not made as of a specific date, shall have become inaccurate, that would, in the case of both clauses (i) and (ii), (A) have a material adverse effect on the ability of Purchaser or Parent to consummate the Offer, and (B) such breach is not curable by the Outside Date, or, if curable through the exercise of commercially reasonable efforts, is not cured within 15 Business Days of the date the Company gives Parent notice of such breach or inaccuracy; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(g) if the Company is then in material breach of any of its representations, warranties, covenants, obligations or agreements hereunder such that Parent has the right to terminate this Agreement pursuant to Section 7.1(f);

(h) by the Company at any time prior to the Acceptance Time to enter into a definitive acquisition agreement authorized by the Company Board providing for a Superior Proposal and, concurrently with such termination, the Company enters into such definitive acquisition agreement; provided, that the Company shall have complied with Section 5.3 and prior to or concurrently with such termination the Company pays to Parent the Company Termination Fee;

(i) by the Company (A) at any time prior to the commencement of the Offer if Purchaser shall have failed to commence the Offer in violation of Section 1.1, provided that the Company is not then in violation of Section 1.1(f) or Section 1.2 or (B) at any time prior to the Acceptance Time if all the Offer Conditions shall have been satisfied or waived as of the expiration of the Offer on the Expiration Date and (B) Parent shall have failed to consummate the Offer thereafter in accordance with Section 1.1(b); or

(j) by the Company at any time prior to the Acceptance Time if Parent shall have delivered one or more Financing Extensions Notice to the Company pursuant to Section 1.1(d).

Section 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made (other than pursuant to Section 7.1(a)), and this Agreement shall be of no further force or effect, and there shall be no damages or liability on the part of Parent, Purchaser or the Company or their respective directors, officers, employees, stockholders, Representatives, agents or advisors or any arranger, Lender or other provider of Debt Financing to Parent or its Affiliates, other than, with respect to Parent, Purchaser and the Company, the obligations pursuant to the Confidentiality Agreement; provided, however, that (i) this Section 7.2, Section 7.3 and Article VIII (and the Confidentiality Agreement) shall survive the termination of this Agreement and shall remain in full force and effect and (ii) subject to Section 8.6(b) and Section

7.3(f) nothing herein shall relieve any party hereto from liability as a result of fraud or the willful breach by such party of its representations, warranties, covenants, obligations or other agreements set forth in this Agreement. For purposes of this Agreement, “willful breach” shall mean a material breach that is a consequence of an act, or failure to act, undertaken by the breaching party with the knowledge that the taking of such act, or failure to act, would, or would be reasonably expected to, result in a breach of this Agreement.

Section 7.3 Expense Reimbursement; Termination Fees.

(a) Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense. In the event that this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b) or Section 7.1(e) or by Parent pursuant to Section 7.1(f) and provided that, solely with respect to Section 7.1(b) and Section 7.1(e), as of such termination the Minimum Condition has not been satisfied but all other conditions set forth in Annex A and Article VI have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Offer Closing or the Merger Closing, provided that such conditions are reasonably capable of being satisfied), then the Company shall reimburse Parent $5,500,000 in respect of expenses incurred by Parent, Purchaser and their respective Affiliates in connection with this Agreement and the transactions contemplated hereby (the “Expense Reimbursement”), without need for supporting documentation. Any Expense Reimbursement payment shall be made by wire transfer of same day funds to an account designated by Parent within two Business Days of such termination; it being understood that in no event shall the Company be required to pay the Expense Reimbursement on more than one occasion.

(b) In the event that this Agreement is terminated pursuant to Section 7.1(d) or Section 7.1(h), then the Company shall pay to Parent the Company Termination Fee. The Company Termination Fee payable pursuant to this Section 7.3(b) shall be paid no later than the second Business Day following termination pursuant to Section 7.1(d) and concurrently with any termination pursuant to Section 7.1(h).

(c) If (i) after the Agreement Date, an Acquisition Proposal shall have become publicly known or delivered to the Company Board and not withdrawn, (ii) thereafter this Agreement is terminated (A) by Parent or the Company pursuant to Section 7.1(b) where the failure of Purchaser to accept shares of Company Common Stock for payment pursuant to the Offer is attributable to the failure of the Minimum Condition to be satisfied, (B) by Parent or the Company pursuant to Section 7.1(e) where the failure of Purchaser to accept shares of Company Common Stock for payment pursuant to the Offer is attributable to the failure of the Minimum Condition to be satisfied or (C) by Parent pursuant to Section 7.1(f), and (iii) within twelve months after such termination (x) the Company shall have entered into a definitive agreement with respect to any Acquisition Proposal or (y) any Acquisition Transaction shall have been consummated, then the Company shall pay to Parent the Company Termination Fee by wire transfer of same-day funds on the earliest date of when such definitive agreement is executed or such transaction is consummated; provided that solely for the purposes of this Section 7.3(c), all references to “25%” in clause (b) of the definition of “Acquisition Transaction” shall be deemed to be references to “35%”.

(d) If (i) Parent has delivered one or more Financing Extension Notices to the Company pursuant to Section 1.1(d) and (ii) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b) or Section 7.1(e) or by the Company pursuant to Section 7.1(g) or Section 7.1(j) and immediately prior to such termination (A) all of the Offer Conditions and the conditions set forth in Section 6.1(a) and Section 6.1(b) have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Offer Closing or the Merger Closing, provided that such conditions are reasonably capable of being satisfied) and the Company has given notice in writing representing that it is ready, willing and able to complete the Offer Closing and the Merger Closing and (B) Parent and Purchaser have failed to complete the Offer Closing or the Merger Closing by the respective date the Offer Closing or the Merger Closing is required to have occurred pursuant to this Agreement as a result of the full amount of the Debt Financing failing to be funded or prospectively funded at the Offer Closing or the Merger Closing, then Parent shall pay to the Company a fee payable in cash equal to the Parent Termination Fee, and neither Parent nor any other Person shall (subject to the provisions of Section 7.2) have any further liability to the Company or any other person with respect to this Agreement or the transactions contemplated hereby, such payment to be made no later than two Business Days after the termination of this Agreement; it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(e) All payments under this Section 7.3 shall be made by wire transfer of immediately available funds to an account designated in writing by the party to whom payment is owed.

(f) The parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty, and that, without these agreements, the parties would not have entered into this Agreement. For the avoidance of doubt, the Company Termination Fee and the Parent Termination Fee shall be payable only once and not in duplication even though such fees may be payable under one or more provisions hereof and any payment by the Company of the Expense Reimbursement shall be credited against the Company Termination Fee, if any, that may become payable by the Company hereunder, and following receipt by Parent of the Company Termination Fee, Parent shall not thereafter be entitled to receive any Expense Reimbursement. In the event Parent shall receive the Company Termination Fee, or the Company shall receive the Parent Termination Fee, in each case, pursuant to this Section 7.3, the receipt thereof shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, the Company or any of their respective Affiliates, as applicable, in connection with this Agreement and the transactions contemplated hereby (and the termination thereof or any matter forming the basis for such termination), and none of Parent, Purchaser, the Company nor any of their respective Affiliates, as applicable shall be entitled to bring or maintain any other Legal Proceeding or seek any other remedy against the other parties or any of their respective direct or indirect Affiliates, equityholders, officers, directors, advisors or other representatives, or, in the case of Parent and Purchaser, any arranger, Lender or other provider of the Debt Financing, arising out of this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination. If Parent or the Company fails promptly to pay an amount due and payable pursuant to this Section 7.3, and, in order to obtain such payment, the other party commences an action or other proceeding that results in an award against the Company or Parent, as the case may be, for such amount, the non-prevailing party shall pay the prevailing party’s costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such action or proceeding, together with interest on the amount of the applicable fee from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

ARTICLE VIII

MISCELLANEOUS PROVISIONS

Section 8.1 Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects by written agreement signed by all of the parties hereto.

Section 8.2 Extension of Time, Waiver, etc. At any time prior to the Effective Time, any party may, subject to applicable Law: (a) waive any inaccuracies in the representations and warranties of any other party hereto; (b) extend the time for the performance of any of the obligations or acts of any other party hereto; or (c) to the extent permitted by applicable Law, waive compliance by the other party with any of the agreements contained in this Agreement or, except as otherwise provided in the Agreement, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company, Purchaser or Parent in exercising any right hereunder shall operate as a waiver of rights, nor shall any single or partial exercise of such rights preclude any other or further exercise of such rights or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, the Company Disclosure Letter or in any certificate or schedule or other document delivered pursuant to this Agreement shall survive the Merger.

Section 8.4 Entire Agreement; No Third Party Beneficiary. This Agreement, including the exhibits and annexes hereto, the Company Disclosure Letter, the documents and instruments relating to the Offer and the Merger referred to in this Agreement and the Confidentiality Agreement, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, except as set forth in Article III and as contemplated by clause (c)(vi) of Annex A, the Company and the Company Subsidiaries are making no representation or warranty of any kind whatsoever, express or implied, at law or in equity, with respect to this Agreement or the Transactions or with respect to any other information provided to Parent or Purchaser in connection with the Transactions, including the accuracy and completion thereof, and Parent and Purchaser are solely relying on the representations and warranties of the Company contained in Article III in determining whether to acquire the Company and consummate the Transactions. This Agreement is not intended, and shall not be deemed, to create any agreement of employment with any person, to confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns or to otherwise create any third-party beneficiary hereto, except (i) with respect to the directors and officers of the Company covered by Section 5.6 and (ii) as to any arranger, Lender or provider of Debt Financing, the provisions of Section 7.2, Section 7.3(d), Section 7.3(f), Section 8.4, Section 8.5 and Section 8.6(b) (which shall expressly inure to the benefit of such arranger, Lender or provider of Debt Financing and such arranger, Lender or provider shall be entitled to rely on and enforce the provisions of such Sections).

Section 8.5 Applicable Law; Jurisdiction. This Agreement and all actions (whether at law, in contract, in tort or otherwise) arising out of or relating to this Agreement, the negotiation, validity or performance of this Agreement, the Offer or the Merger shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. All actions and proceedings (whether at law, in contract, in tort or otherwise) arising out of or relating to this Agreement, the negotiation, validity or performance of this Agreement, the Offer or the Merger shall be heard and determined in the Court of Chancery of the State of Delaware, and the parties irrevocably submit to the jurisdiction of such court (and, in the case of appeals, the appropriate appellate court therefrom), in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The parties agree that service of any court paper may be made in any manner as may be provided under the applicable Laws or court rules governing service of process in such court. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Notwithstanding anything herein to the contrary, each party hereto further agrees that New York State or United States federal courts sitting in the borough of Manhattan, City of New York shall have exclusive jurisdiction over any action (whether at law or at equity and whether brought by any party hereto or any other person) brought against any arranger, Lender or other provider of Debt Financing in connection with the Debt Financing or this Agreement, and that no party hereto will bring, or permit any of their affiliates to bring, any such action in any other court. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER AT LAW, IN CONTRACT, IN TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT OR IN ANY ACTION RELATING TO THE DEBT FINANCING OR INVOLVING ANY ARRANGER, LENDER OR OTHER PROVIDER THEREOF.

Section 8.6 Specific Enforcement.

(a) Except as otherwise provided herein (including in Section 7.3(f) and Section 8.6(b)), any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to Section 7.3(f) and Section 8.6(b), the parties hereto shall be entitled to seek an injunction or injunctions to (i) prevent breaches of this Agreement and (ii) enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein. Subject to Section 8.6(b), the Company, on the one hand, and Parent and Purchaser, on the other hand, hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent or Purchaser, on the other hand, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of Parent and Purchaser under this Agreement.

(b) Notwithstanding Section 8.6(a) or anything else in this Agreement to the contrary, the Company shall not be entitled to enforce or seek to enforce specifically Parent’s and Purchaser’s obligations to consummate the Offer or the Merger unless (i) all of the Offer Conditions and the conditions set forth in Section 6.1(a) and Section 6.1(b) have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Offer Closing or the Merger Closing, provided that such conditions are reasonably capable of being satisfied), (ii) the Company has given notice in writing to Parent representing that it is ready, willing and able complete the Offer Closing and the Merger Closing, (iii) the full amount of the Debt Financing has been funded or will be funded at the Offer Closing or the Merger Closing and (iv) Parent and Purchaser have failed to complete the Offer Closing or the Merger Closing by the respective date the Offer Closing or the Merger Closing is required to have occurred pursuant to this Agreement. For the avoidance of doubt, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance and payment of the Parent Termination Fee. Furthermore, for the avoidance of doubt, this Section 8.6(b) shall not limit the Company’s ability to seek specific performance of Parent’s obligations pursuant to Section 5.15, or to seek specific performance of Parent’s and Purchaser’s obligations to consummate the Offer and the Merger if the full amount of the Debt Financing has been funded or will be funded at the Offer Closing or the Merger Closing.

Section 8.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void, except that Purchaser may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any one or more direct or indirect wholly owned Subsidiaries of Parent without the consent of the Company; provided that no assignment shall relieve Purchaser of any of its obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

Section 8.8 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered: (a) three Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (b) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; (c) upon transmission by facsimile, if either (x) receipt is confirmed or (y) a copy of the notice is promptly sent by one of the methods specified in clauses (a) or (b), in each case to the intended recipient as set forth below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto); or (d) upon email transmission, if either (x) receipt is confirmed or (y) a copy of the notice is promptly sent by one of the methods specified in clauses (a) or (b):

If to Purchaser or Parent:

Harland Clarke Holdings Corp.

15955 La Cantera Parkway

San Antonio, TX 78256

Attention: General Counsel

Fax:        212.572.8400

e-mail:    LStevenson@MAFGRP.com

with a copy to (which copy shall not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: Adam O. Emmerich

                 DongJu Song

Fax:        212.403.2000

e-mail:    AOEmmerich@wlrk.com

               DSong@wlrk.com

if to the Company:

RetailMeNot, Inc.

Attention Chief Legal Officer or General Counsel.

301 Congress Avenue, Suite 700

Austin, TX 78701

legal@rmn.com

with a copy to (which copy shall not constitute notice):

DLA Piper LLP (US)

401 Congress, Suite 2500

Austin, Texas 78701

Attention: Samer Zabaneh, P.C.

Fax:        512.457.7001

e-mail:    Samer.Zabaneh@dlapiper.com

Section 8.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

Section 8.10 Construction.

(a) For purposes of this Agreement, whenever the context requires: (i) the singular number shall include the plural, and vice versa; (ii) the masculine gender shall include the feminine and neuter genders; (iii) the feminine gender shall include the masculine and neuter genders; and (iv) the neuter gender shall include the masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

(e) The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, shall mean that a copy of the information or material referred to has been provided to the party to whom such information or material is to be provided by means of being provided, including for review in the virtual dataroom set up by the Company in connection with this Agreement.

Section 8.11 Counterparts; Signatures. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

HARLAND CLARKE HOLDINGS CORP.

By:	/s/ Victor K. Nichols
	Name:	Victor K. Nichols
	Title:	President and Chief Executive Officer

R ACQUISITION SUB, INC.

By:	/s/ Victor K. Nichols
	Name:	Victor K. Nichols
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

RETAILMENOT, INC.

By:	/s/ G. Cotter Cunningham
	Name:	G. Cotter Cunningham
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX A

CONDITIONS TO THE OFFER

Capitalized terms used in this Annex A and not otherwise defined herein will have the meanings assigned to them in the Agreement and Plan of Merger to which it is attached (the “Agreement”).

Notwithstanding any other term of the Offer or this Agreement, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered Shares promptly after termination or withdrawal of the Offer)), to pay for any Shares validly tendered and not validly withdrawn prior to any then-scheduled Expiration Date in connection with the Offer if:

(a) any waiting period under the HSR Act applicable to the purchase of shares of Company Common Stock pursuant to the Offer and the consummation of the Merger shall not have expired or been terminated;

(b) the Minimum Condition is not satisfied; or

(c) any of the following conditions shall exist as of immediately prior to the Acceptance Time:

(i) there shall be any Restraint in effect enjoining, restraining, preventing, prohibiting or making illegal the making of the Offer, the acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Offer or the Merger;

(ii) the representations and warranties of the Company set forth in: (A) Section 3.1 (Organization), Section 3.3(a) (Authorization), Section 3.3(b) (Authorization), Section 3.3(c)(i) (Authorization), Section 3.6(b) (Absence of Material Adverse Effect) and Section 3.9 (Broker’s or Finder’s Fees) shall not be true and correct in all respects as of the Agreement Date and as of immediately prior to the Acceptance Time as if made at and as of such time; (B) Section 3.2 (Capitalization) shall not be true and correct in all respects as of the Agreement Date and as of immediately prior to the Acceptance Time as if made at and as of such time, other than any inaccuracies that would not reasonably be expected to result in additional cost, expense or liability to Parent or its Subsidiaries (including, after the Merger Closing, the Surviving Corporation) of more than $400,000 in the aggregate; or (C) the rest of this Agreement (other than those provisions described in clauses (A) and (B) above) shall not be true and correct as of the Agreement Date and as of immediately prior to the Acceptance Time as if made at and as of such time except where any failures of any such representations and warranties to be true and correct have not had and would not reasonably be expected to have a Company Material Adverse Effect; provided that in each case that representations and warranties made as of a specific date shall be required to be so true and correct (subject to such qualifications) as of such date only; provided, further, that for purposes of determining the accuracy of the representations and warranties of the Company for purposes of this clause (c)(ii)(C) of this Annex A, all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein shall be disregarded;

(iii) the Company shall have failed to perform or comply in all material respects with its obligations, covenants or agreements to be performed or complied with prior to the Offer Closing under the Agreement and such failure to perform or comply with such obligations, covenants or agreements shall not have been waived or cured prior to the Expiration Date;

(iv) since the Agreement Date, a Company Material Adverse Effect shall have occurred;

(v) the Agreement shall have been terminated in accordance with its terms;

(vi) the Company shall not have delivered to Parent a certificate, signed on behalf of the Company by its chief executive officer and chief financial officer, to the effect that the conditions set forth in clauses (ii), (iii) and (iv) of paragraph (c) above shall not have occurred and be continuing as of immediately prior to the Acceptance Time; or

(vii) the Marketing Period shall not have been completed.

The foregoing conditions shall be in addition to, and not a limitation of, the rights and obligations of Purchaser and Parent to extend, terminate or modify the Offer pursuant to the terms and conditions of the Agreement.

The foregoing conditions are for the sole benefit of Purchaser and Parent and, subject to the terms and conditions of the Agreement and applicable Law, may be waived by Purchaser or Parent, in whole or in part at any time and from time to time prior to the Expiration Date in the sole discretion of Purchaser or Parent (other than the Minimum Condition, which may be waived by Purchaser and Parent only with the prior written consent of the Company). The failure by Purchaser or Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time, subject to the applicable rules and regulations of the SEC.

EXHIBIT A

DEFINITIONS

Section 1.1 Certain Definitions. The following terms, as used herein, have the following meanings, which meanings shall be applicable equally to the singular and plural of the terms defined:

“Acceptance Time” shall have the meaning set forth in Section 1.1(b).

“Acquisition Proposal” shall mean any bona fide written offer, inquiry, indication of interest or proposal (other than an offer or proposal by Parent, Purchaser or their respective Affiliates) contemplating, involving or otherwise relating to an Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction or series of related transactions (other than the Transactions) involving:

(a) any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which (i) a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing more than 17.5% of the outstanding shares of any class of voting securities of the Company; or (ii) the Company issues securities representing more than 17.5% of the outstanding shares of any class of voting securities of the Company; or

(b) any direct or indirect sale, lease, exchange, transfer, license, acquisition or disposition of any assets of the Company and the Company Subsidiaries that constitute or account for (i) 25% or more of the consolidated net revenues of the Company, consolidated net income of the Company or consolidated book value of the Company; or (ii) 25% or more of the fair market value of the consolidated assets of the Company and the Company Subsidiaries.

“Affiliate” has the meaning set forth in Rule 12b-2 of the Exchange Act.

“Agreement” shall have the meaning set forth in the preamble to this Agreement.

“Agreement Date” shall have the meaning set forth in the preamble to this Agreement.

“Alternative Debt Financing” shall have the meaning set forth in Section 5.15(b).

“Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, the HSR Act, and all other Laws, including merger control Laws, prohibiting, limiting, or promulgated or intended to govern conduct having the purpose or effect of monopolization, restraint of trade, or substantial lessening of competition.

“Applicable Percentage” shall mean the percentage with respect to each employee set forth on Section 2.6(b) of the Company Disclosure Letter.

“Available Company SEC Document” shall have the meaning set forth in Article III.

“Book Entry Share” shall have the meaning set forth in Section 2.7.

“Business Day” shall mean any day other than a Saturday, Sunday or U.S. federal holiday.

“Capitalization Date” shall have the meaning set forth in Section 3.2(a).

“CERCLA” shall have the meaning set forth in Section 3.13(b).

“Certificate of Merger” shall have the meaning set forth in Section 2.3.

“Change in Company Board Recommendation” shall have the meaning set forth in Section 5.4(c).

“Code” shall mean Internal Revenue Code of 1986, as amended.

“Commitment Letter” shall have the meaning set forth in Section 4.7(a).

“Company” shall have the meaning set forth in the preamble to this Agreement.

“Company Board” shall have the meaning set forth in the preamble to this Agreement.

“Company Board Recommendation” shall have the meaning set forth in the preamble to this Agreement.

“Company Charter Documents” shall have the meaning set forth in Section 3.1(c).

“Company Common Stock” shall mean the Series 1 common stock, par value $0.001 per share, of the Company.

“Company Disclosure Letter” shall have the meaning set forth in Article III.

“Company Employee” shall mean any current employee of the Company or any of the Company Subsidiaries.

“Company Employee Agreement” shall mean any employment, severance, termination, retention, transaction bonus, change in control, or other similar material Contract between: (a) the Company or any Company Subsidiary and (b) any employee, officer, director or other individual service provider, consultant or advisor of the Company or any Company Subsidiary.

“Company Employee Benefit Plan” shall mean an Employee Benefit Plan maintained, adopted, sponsored, contributed or required to be contributed to by the Company or any Company Subsidiaries for the benefit of any current or former employee, officer, director or individual service provider of the Company or any of the Company Subsidiaries or any beneficiary or dependent thereof or under which the Company or any of the Company Subsidiaries would reasonably be expected to have any liability, contingent or otherwise.

“Company Equity Awards” shall mean, collectively, the Company Options and Company RSUs.

“Company ESPP” shall mean the RetailMeNot, Inc. 2013 Employee Stock Purchase Plan.

“Company Financial Advisor” shall have the meaning set forth in Section 3.9.

“Company Financial Statements” shall have the meaning set forth in Section 3.5(b).

“Company Intellectual Property” shall mean all of the Intellectual Property Rights owned or purported to be owned (in each case, whether exclusively, jointly with any other Person, or otherwise) by the Company or any Company Subsidiary.

“Company IT Systems” shall mean all computer and information technology systems, platforms and networks owned or used by the Company or any Company Subsidiary in the conduct of any business of the Company or any Company Subsidiary, as currently conducted, including Company Software, Software, hardware, data processing, data, information, record keeping, communications, telecommunications, networks, network equipment, information technology, mobile, payment and other platforms, peripherals computer systems, and computerized, automated, or other similar systems, platforms, and networks, in each case, whether outsourced or not, as well as data and information stored or contained in, or transmitted by, any of the foregoing, and documentation relating to any of the foregoing.

“Company Material Adverse Effect” shall mean any event, condition, change, occurrence or development, circumstance or effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, operations, assets, liabilities or financial condition of the Company and the Company Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the Transactions; provided, however, that, for purposes of clause (i) above, none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably expected to be, a Company Material Adverse Effect: (A) general political, economic or market conditions or general changes or developments in the industry in which the Company or the Company Subsidiaries operate (the “Industry”), except to the extent the Company and the Company Subsidiaries are adversely affected disproportionately relative to other participants in the Industry, (B) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war (whether declared or not), national or international calamity or any other similar event, except to the extent the Company or the Company Subsidiaries are adversely affected disproportionately relative to other participants in the Industry, (C) from the announcement or pendency of the Offer or the Merger (other than for purposes of any representation or warranty contained in Section 3.3 or Section 3.4), (D) changes in Law or GAAP (or the interpretation thereof), except to the extent the Company or the Company Subsidiaries are adversely affected disproportionately relative to other participants in the Industry, (E) changes in the price or trading volume of the Company’s stock (provided that the underlying cause of such change in price or trading volume may be taken into account in determining whether there is, or would reasonably be expected to be, a Company Material

Adverse Effect), (F) any failure by the Company to meet public or internal revenue, earnings or other projections (provided that the underlying cause of such failure may be taken into account in determining whether there is, or would reasonably be expected to be, a Company Material Adverse Effect), (G) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency, except to the extent the Company or the Company Subsidiaries are adversely affected disproportionately relative to other participants in the Industry, (H) the taking of any action expressly required by this Agreement, or the failure to take any action expressly prohibited by this Agreement, or (I) any proceeding brought or threatened by stockholders of either Parent or the Company (whether on behalf of the Company, Parent or otherwise) asserting allegations of breach of fiduciary duty relating to this Agreement or the Transactions or violations of securities Laws in connection with the Offer Documents.

“Company Material Contract” shall have the meaning set forth in Section 3.18(a).

“Company Option” shall mean each option to purchase shares of Company Common Stock, granted pursuant to any Stock Plan.

“Company Plans” shall mean any and all Company Employee Benefit Plans and Company Employee Agreements.

“Company Preferred Stock” shall have the meaning set forth in Section 3.2(a).

“Company Products” shall mean any and all products and services that currently are marketed, offered, sold, licensed, provided or distributed by the Company or any Company Subsidiary or that the Company or any Company Subsidiary currently plans to market, offer, sell, license, provide or distribute.

“Company Registered Intellectual Property” shall have the meaning set forth in Section 3.15(b).

“Company RSU” shall mean each award of restricted stock units corresponding to shares of Company Common Stock granted pursuant to any Stock Plan.

“Company SEC Reports” shall have the meaning set forth in Section 3.5(a).

“Company Software” shall mean any Software that has been, is or is currently proposed to be developed, manufactured, marketed, sold, offered for sale, licensed, distributed, made available, imported, exported, hosted, implemented, provided as a service, provided via a network as a service or application, used by the Company or any Company Subsidiary to provide any Company Product to any Person, maintained, supported, or otherwise commercialized by the Company or any Company Subsidiary, in each case together with any versions (including foreign language versions), supplements, modifications, updates, upgrades, corrections and enhancements to any of the foregoing, and any documentation relating to the foregoing.

“Company Stock Certificate” shall have the meaning set forth in Section 3.1.

“Company Subsidiaries” shall have the meaning set forth in Section 3.1(a).

“Company Termination Fee” shall mean an amount, in cash, equal to $18,000,000.

“Confidential Information” shall have the meaning set forth in Section 5.1.

“Confidentiality Agreement” shall have the meaning set forth in Section 5.11.

“Continuation Period” shall have the meaning set forth in Section 5.10(a).

“Contract” shall mean any legally binding agreement, contract, subcontract, lease, sublease, license, understanding, instrument, note, bond, mortgage, indenture, option, warranty, insurance policy, benefit plan or other legally binding commitment.

“Covered Employees” shall have the meaning set forth in Section 5.10(a).

“Credit Agreement” shall mean the Company’s Second Amended and Restated Revolving Credit and Term Loan Agreement, dated December 23, 2014, as amended, supplemented, or otherwise modified from time to time.

“Debt Financing” shall have the meaning set forth in Section 4.7(a).

“Employee Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), whether or not subject to ERISA, and any other plan, program, policy, practice, agreement or other arrangement, whether written or unwritten, relating to pension, retirement, supplemental retirement, profit-sharing, bonus, incentive compensation, equity or equity-based compensation, deferred compensation, vacation, sick pay, fringe benefits, stock purchase, stock option, phantom equity, restricted stock, severance, supplemental unemployment, welfare, hospitalization or other medical, life or other insurance, long- or short-term disability, change of control, termination or retention benefits.

“DGCL” shall have the meaning set forth in the preamble to this Agreement.

“Dissenting Shares” shall have the meaning set forth in Section 2.10(a).

“Effective Time” shall have the meaning set forth in Section 2.3.

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Environmental Laws” shall have the meaning set forth in Section 3.13(b).

“Equity Interest” shall mean any share, capital stock, partnership, limited liability company, membership, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible or exchangeable or exercisable thereto or therefor.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any Person under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

“Expiration Date” shall have the meaning set forth in Section 1.1(d).

“Fee Letter” shall have the meaning set forth in Section 4.7(a).

“Financing Extension Notice” shall have the meaning set forth in Section 1.1(d).

“Financing Extension Time Period” shall mean an amount equal to the number of Business Days following the Specified Date through and including the date on which the Parent Termination Fee becomes payable pursuant to Section 7.3(d).

“GAAP” shall mean United States generally accepted accounting principles, applied on a consistent basis.

“Governmental Body” shall mean any: (a) country, nation, state, multi-national or supra-national authority, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) multi-national, supra-national, federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, regulatory authority, association, council or bureau, department, agency, commission, instrumentality, official, organization, unit or self-regulatory organization, body or Entity and any court or other tribunal).

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Incremental Parent Termination Fee Amount” shall mean an amount equal to the quotient obtained by dividing (i) $10,000,000 by (ii) the total number of Business Days following the Specified Date through and including the Outside Date.

“Indebtedness” shall mean, with respect to any Person, all (a) indebtedness of such Person for borrowed money or for the deferred purchase price of property or services (excluding any trade payables and accrued expenses arising in the ordinary course of business), (b) other indebtedness of such Person evidenced by credit agreements, notes, bonds, indentures, securities, mortgage, debt security, debentures or other debt instruments, (c) leases of such Person that are required to be capitalized in accordance with GAAP, (d) obligations of such Person for the reimbursement for amounts drawn on any letter of credit, performance bond, banker’s acceptance or similar transactions, and (e) all Indebtedness of another Person referred to in clauses (a) through (d) above guaranteed by such Person or secured by the assets or property of such Person; provided that letters of credit and performance bonds issued in the ordinary course of business shall not be Indebtedness.

“Indemnified Party” shall have the meaning set forth in Section 5.6(a).

“Information Privacy Laws” shall mean all applicable Laws, regulations and self-regulatory frameworks pertaining to Personal Data, including the written rules and requirements of the Digital Advertising Alliance and the Network Advertising Initiative, as well as the Payment Card Industry Data Security Standards and related card brand rules, to the extent each is applicable to the business of the Company or any of the Company Subsidiaries.

“Information Statement” shall have the meaning set forth in Section 3.3(d).

“Initial Expiration Date” shall have the meaning set forth in Section 1.1(d).

“Intellectual Property Rights” shall mean any and all statutory and/or common law intellectual property rights throughout the world, including any and all of the following: (i) all rights in United States and foreign patents and utility models and applications therefor (including provisional applications) and all reissues, divisionals, renewals, extensions, provisionals, reexaminations, continuations and continuations in part thereof (collectively, “Patents”); (ii) all trade secret rights and similar rights in confidential or proprietary information, know-how, and materials, including inventions, processes, formulae, models, methodologies, algorithms, data, databases, data collections (including knowledge databases, customers lists and customer databases), designs, processes, strategies, prototypes, techniques, Source Code, beta testing procedures, beta testing results (collectively, “Trade Secrets”); (iii) all registered and unregistered copyrights and all other rights corresponding thereto in any works of authorship, including Software, website content, compilations, collective works and derivative works (collectively, “Copyrights”); (iv) all registered and unregistered trademark rights and similar rights in trade names, logos, trade dress, slogans, design rights, trademarks, service marks, and other designations of source or origin, together with the goodwill symbolized by any of the foregoing (collectively, “Trademarks”); (v) all rights to Uniform Resource Locators, Web site addresses, social media accounts and domain names (collectively, “Domain Names”); (vi) any similar, corresponding or equivalent rights to any of the foregoing; and (vii) any registrations and renewals of or applications to register any of the foregoing.

“Interim Period” shall have the meaning set forth in Section 5.1.

“Intervening Event” shall mean an event, fact, development or occurrence that materially affects the business, assets or operations of the Company that is unknown to and not reasonably foreseeable by the Company Board as of the Agreement Date that becomes known to the Company Board after the Agreement Date and prior to the Acceptance Time; provided, however, that in no event shall any event, fact, development or occurrence resulting from or relating to (i) the receipt, existence or terms of an Acquisition Proposal, (ii) changes in general economic circumstances or market conditions, (iii) changes affecting the Industry generally, (iv) changes in search engine algorithms or search rankings of the Company or the Company Subsidiaries or (v) the fact that the Company exceeds internal or published projections or guidance give rise to an Intervening Event.

“Judgment” shall have the meaning set forth in Section 3.3(c).

“Knowledge” shall mean, with respect to (x) the Company, the actual knowledge of those individuals set forth in Section 1.1 of the Company Disclosure Letter under the heading “Company Knowledge Parties” and (y) Parent or Purchaser, the actual knowledge of those individuals set forth in Section 1.1 of the Company Disclosure Letter under the heading “Parent Knowledge Parties”.

“Law” shall mean any federal, state, local, municipal, foreign or other law, treaty, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, bylaw, official standard, policy or guidance or similar requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body, excluding, for the avoidance of doubt, the provisions of any Contract between the Company or any Company Subsidiary and a Governmental Body entered into in the ordinary course with respect to Company Products.

“Leased Real Property” shall have the meaning set forth in Section 3.19(b).

“Legal Proceeding” shall mean any action, suit, litigation, complaint, charge, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Lenders” shall mean the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing, including the parties to any joinder agreements, indentures or credit agreements entered into in connection therewith, together with their respective affiliates and their and their respective affiliates’ officers, directors, employees, partners, trustees, shareholders controlling persons, agents and representatives and their respective successors and assigns.

“Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, option, right of first refusal, preemptive right or encumbrance.

“Malicious Code” shall mean any “virus,” “worm,” or “Trojan horse,” (as such terms are commonly understood in the software industry) or any other code designed or intended to perform, any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding in any malicious manner the operation of, or providing unauthorized access to, a computer system or network which connects to such code or other device on which such code is stored or installed, or (ii) compromising the privacy or data security of a user or maliciously damaging or destroying any data or file without the user’s consent.

“Marketing Period” shall mean the first period of twenty consecutive Business Days (i) throughout and at the end of which Parent shall have the Required Financial Information and (ii) (A) the last day of which is on an Expiration Date and (B) throughout and at the end of which the Offer Conditions contained in clauses (c)(i), (c)(ii), (c)(iii), (c)(iv) and (c)(v) of Annex A shall be satisfied and nothing has occurred and no condition exists that would cause any of such conditions to fail to be satisfied assuming the Acceptance Time or the Merger Closing Date, as applicable, was to be scheduled for any time during such twenty consecutive Business Day period; provided that (x) July 3, 2017 shall be disregarded and not count as a Business Day for purposes of calculating such twenty consecutive Business Day period and (y) if such twenty consecutive Business Day period has not ended on or prior to August 15, 2017, such period will not commence until September 3, 2017. Notwithstanding anything in this definition to the contrary, the Marketing Period shall not commence or be deemed to have commenced if, after the date hereof and prior to the completion of such twenty consecutive Business Day period: (A) (x) the Company or any of the Company Subsidiaries has publicly announced its intention to, or determines that it must, restate any historical financial statements or other financial information included in the Required Financial Information, (y) any such restatement is under consideration by the Company or any of the Company Subsidiaries or (z) the Company or any of the Company Subsidiaries determines such restatement may be a possibility, then in each such case, the Marketing Period shall not commence unless and until such restatement has been completed and the applicable Required Financial Information has been amended and updated or (B) the Company’s independent accountants shall have withdrawn any audit opinion with respect to any financial statements contained in the Required Financial Information, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to such financial statements for the applicable periods by the Company’s independent accountants or (C) the Company or any Company Subsidiary shall have failed to file any periodic or current report required to be filed with the SEC by the date required under the Exchange Act (to the extent the failure to timely file such report materially and adversely impacts the marketing efforts relating to the Debt Financing), in which case the Marketing Period will not be deemed to commence unless and until all such reports have been filed. Notwithstanding the foregoing, the Marketing Period shall end on such earlier date as the Debt Financing has been received. It is hereby agreed that on or after the later of (x) May 1, 2017 and (y) the delivery to Parent by the Company of unaudited consolidated balance sheets and related statements of operations and statements of cash flows of the Company for the fiscal quarter ending March 31, 2017, the Company may notify Parent in writing that the Company reasonably believes that it has delivered the Required Financial Information and that the Marketing Period has therefore commenced, and any such delivery of written notice shall be deemed to be conclusive evidence of the commencement of the Marketing Period unless Parent objects in writing within three Business Days of receipt of such notice (stating with reasonable specificity which information the Company has not delivered as required by Section 5.16).

“Merger” shall have the meaning set forth in the preamble to this Agreement.

“Merger Closing” shall have the meaning set forth in Section 2.3.

“Merger Closing Date” shall have the meaning set forth in Section 2.3.

“Minimum Condition” shall have the meaning set forth in Section 1.1(b).

“Merger Consideration” shall have the meaning set forth in Section 2.5.

“NASDAQ” shall have the meaning set forth in Section 3.3(d).

“Object Code” shall mean Software in binary, object or executable form that is intended to be directly executable by a computer without the intervening steps of compilation or assembly.

“Offer” shall have the meaning set forth in the preamble to this Agreement.

“Offer Closing” shall have the meaning set forth in Section 1.1(b).

“Offer Closing Date” shall have the meaning set forth in Section 1.1(b).

“Offer Commencement Date” shall have the meaning set forth in Section 1.1(a).

“Offer Conditions” shall have the meaning set forth in Section 1.1(b).

“Offer Documents” shall have the meaning set forth in Section 1.1(f).

“Offer Price” shall have the meaning set forth in preamble to this Agreement.

“Outside Date” shall have the meaning set forth in Section 7.1(b).

“Owned Real Property” shall mean the real property owned in whole or in part by the Company or any Company Subsidiary, together with all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or any Company Subsidiary relating to the foregoing.

“Parent” shall have the meaning set forth in the preamble to this Agreement.

“Parent Employee Benefit Plan” shall have the meaning set forth in Section 5.10(c).

“Parent Material Adverse Effect” shall mean any event, condition, change, occurrence or development, circumstance or effect that, individually or in the aggregate, that has a material and adverse effect on the ability of Parent or Purchaser to consummate the Offer or the Merger.

“Parent Termination Fee” shall mean an amount equal to the sum of (i) $25,000,000 plus (ii) the product (if any) obtained by multiplying (A) the Financing Extension Time Period by (B) the Incremental Parent Termination Fee Amount; provided, however, that, notwithstanding anything in this Agreement to the contrary, in no event shall the Parent Termination Fee exceed $35,000,000.

“Payment Agent” shall have the meaning set forth in Section 2.8(a).

“Payment Fund” shall have the meaning set forth in Section 2.8(a).

“Permits” shall have the meaning set forth in Section 3.1(b).

“Permitted Lien” shall mean: (i) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business consistent with past practice; (ii) Liens for taxes, assessments and other governmental charges and levies that are not due and payable or that are being contested in good faith by appropriate proceedings and, in each case, for which an adequate reserve has been provided on the appropriate financial statements; (iii) defects or irregularities in title, easements, rights-of-way, covenants, restrictions, and other, similar matters that would not, individually or in the aggregate, reasonably be expected to materially impair the value of or continued use and operation of the real property assets to which they relate; (iv) zoning, building and other similar codes and regulations; (v) statutory liens for amounts not yet delinquent to secure obligations to landlords, lessors or renters under leases or rental agreements that have not been breached; (vi) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law; and (vii) Liens that do not materially interfere with the use, operation or transfer of, or any of the benefits of ownership of, the property of the Company and the Company Subsidiaries taken as a whole.

“Person” shall mean any individual, Entity or Governmental Body.

“Personal Data” means any data or information relating to an identified or identifiable natural living person; an “identifiable natural living person” is one who can be identified, directly or indirectly, in particular by reference to an identification number or to one or more factors specific to his physical, physiological, mental, economic, cultural or social identity, including unique device or browser identifiers, geo-location data, names, ages, addresses, telephone numbers, email addresses, government identifiers, medical history, employment history, account information, including usernames, passwords and other access credentials, and financial information, including payment card data; and shall also mean “personal information,” “personal data,” and “protected health information” each as defined by applicable Laws relating to the collection, use, sharing, storage, disclosure, transfer, transmission, destruction or loss of information about an identifiable natural person.

“Purchaser” shall have the meaning set forth in the preamble to this Agreement.

“RCRA” shall have the meaning set forth in Section 3.13(b).

“Real Property Leases” shall have the meaning set forth in Section 3.19(b).

“Registered Intellectual Property” shall mean all United States, international and foreign: (i) Patents; (ii) Trademarks; (iii) Copyrights; and (iv) any other Intellectual Property Rights, in each case of (i) – (iv) above, that are the subject of an application for issuance or registration, certificate, filing, registration or other document issued, filed with, or recorded by the United States Patent and Trademark Office, United States Copyright Office or any similar Governmental Body anywhere in the world.

“Restraint” shall have the meaning set forth in Section 6.1(b).

“Representatives” shall mean officers, directors, employees, agents, attorneys, accountants, advisors, investment bankers and representatives.

“Required Financial Information” shall have the meaning set forth in Section 5.16(a).

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended and the regulations promulgated thereunder.

“Schedule 14D-9” shall have the meaning set forth in Section 1.2.

“Schedule TO” shall have the meaning set forth in Section 1.1(f).

“SEC” shall have the meaning set forth in Article III.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the regulations promulgated thereunder.

“Series 2 Common Stock” shall have the meaning set forth in Section 3.2(a).

“Shares” shall have the meaning set forth in the preamble to this Agreement.

“Shortened Offering Period” shall have the meaning set forth in Section 2.6(d).

“Significant Customer” shall have the meaning set forth in Section 3.21(a).

“Significant Subsidiary” shall mean any Company Subsidiary that is a “significant subsidiary” of the Company, as defined in Regulation S-X.

“Significant Supplier” shall have the meaning set forth in Section 3.21(b).

“Software” shall mean any and all (i) computer programs of any type, including any and all applications, middleware, software development kits, libraries, tools, interfaces, firmware, compiled or interpreted programmable logic, objects, bytecode, machine code, and software implementations of algorithms, models and methodologies, whether in Source Code or Object Code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, and (iii) documentation related to the foregoing.

“Source Code” shall mean computer Software in human readable form and excluding Object Code.

“Specified Company RSU” shall mean each Company RSU set forth in Section 2.6(b) of the Company Disclosure Letter.

“Specified Date” shall mean two Business Days following the first Expiration Date on or prior to which Parent has delivered a Financing Extension Notice to the Company pursuant to Section 1.1(d).

“Stock Plans” shall mean the Company’s 2013 Equity Incentive Plan, the Company’s 2007 Stock Plan, as amended, and the Company’s GiftcardZen Inc. 2012 Equity Incentive Plan.

“Subsidiary” An entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record: (a) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity or financial interests of such Entity.

“Superior Proposal” shall mean a bona fide written Acquisition Proposal that, if consummated, would result in a Person or group (or the stockholders of any Person) owning, directly or indirectly, (a) more than 80% of the outstanding Shares of the Company Common Stock or (b) all or substantially all of the assets of the Company and the Company Subsidiaries, in either case, which the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisor): (i) to be reasonably likely to be consummated on the terms proposed if accepted; and (ii) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Offer and the Merger, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and the financing (if any) thereof and this Agreement, any changes to the terms of this Agreement offered by Parent in response to such Acquisition Proposal, the identity of the Person making the Acquisition Proposal, and the anticipated timing, conditions and the ability of the Person making such Acquisition Proposal to consummate the transactions contemplated by such Acquisition Proposal.

“Surviving Corporation” shall have the meaning set forth in Section 2.1.

“Tax” shall mean any U.S. federal, state, local or non-U.S. tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, profits tax, employment tax, severance tax, alternative or add-on minimum tax, estimated tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax or other tax of any kind whatsoever), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any addition to tax, fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax, including any schedule or attachment thereto, and including any amendment thereof.

“Transactions” shall mean the Offer, the Merger and the other transactions contemplated by this Agreement.

“Treasury Regulations” shall have the meaning set forth in Section 3.12(f).

“Triggering Event” shall be deemed to have occurred if: (i) a Change in Company Board Recommendation shall have occurred; (ii) the Company shall have failed to include in the Schedule 14D-9 the Company Board Recommendation; (iii) the Company shall have entered into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Acquisition Proposal (other than a customary confidentiality agreement expressly permitted in Section 5.3) or any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or materially breach its obligations under this Agreement; or (iv) the Company, any Company Subsidiary or any of their Representatives shall have committed a material uncured breach of any of their respective obligations under Section 5.3.

“Vendors” shall have the meaning set forth in Section 3.15(l).